
06036813





2005

ANNUAL REPORT

HOPFED BANCORP, INC.

HopFed Bancorp, Inc.

A LEGACY OF LEADERSHIP.
A FOUNDATION FOR THE FUTURE.

HopFed Bancorp, Inc. has provided neighborhood banking to local communities for more than a century. It is a legacy we are proud of and a future mission that we hold in special regard. • With this ever in mind, we are proud of our ability in 2005 to further evolve as a financial institution by bringing our special brand of banking to even more neighborhoods. We are now offering personal services and professional products to people in seven local markets at nine banking centers, with plans to establish an additional Heritage Bank office in Clarksville, Tennessee in 2006. • In an industry fraught with mega-mergers, buy-outs and take-overs, HopFed Bancorp takes great pride in being a historic bank with deep roots in our local communities—a bank that continues to stand strong—**Yesterday. Today. Tomorrow.**

•

opposite page:
New offices opening in 2006 and their market managers


HERITAGE BANK

Hopkinsville's Lafayette Road Office




HERITAGE
BANK

Calvert City BRENT EVANS


HERITAGE BANK



Clarksville KEITH BENNETT

Murray DOUG LAWSON




HERITAGE
BANK

TO OUR SHAREHOLDERS

At Heritage Bank, WE'RE NOT JUST BANKERS, WE'RE YOUR NEIGHBORS.

This consistent belief has been a mainstay of our bank's message for the past few years. And it couldn't be more appropriate than during the bank's past twelve months of operation. In seven communities, serving customers in western Kentucky and western Tennessee, the management and staff of nine banking centers have provided high quality financial products and services to the constituents in their respective neighborhoods. At the same time, these dedicated Heritage Bank employees have given more than 8,000 hours to local charities and service organizations and have helped our organization contribute several thousand dollars in local support to meet the civic and humanitarian needs in the neighborhoods where they live and work. In addition, Heritage Bank has supported numerous young students in our markets with funding for college through our Scholarship Program.



"In 2005, we continued to place an emphasis on forging new and deeper relationships with our customers at all of our sites."—JOHN PECK, *President and CEO*

The idea of being both banker and neighbor is more than a corporate slogan at Heritage Bank. It is the means by which we measure our company's delivery of value-added services to our ever-growing markets.

Because of our dedication to this corporate mission, Heritage Bank is pleased to present to you, our respected investors, this report of our financial growth in 2005. I am pleased to report that as of December 31, 2005 total assets increased to $639.5 million compared to $579.7 million in 2004. Deposits increased to $482.7 million compared to $436.2 million in 2004. Loans receivable reached a total of $397.3 million in 2005 from $356.8 million in 2004. The company's net income reached $4.1 million in 2005 over 2004's total of $4.0 million.

GOING DEEPER, GROWING STRONGER

Market concentration was a hallmark of the company's endeavors in 2005. After adding two new locations to our ever-widening base of operations in 2004, we placed renewed emphasis on forging new and deeper relationships at all of our sites thereby enhancing our financial strength in each market. Our goal in representing our bank as both trusted banker and local neighbor was to cement the idea that in a world of corporate mergers and giant take-overs, Heritage Bank remains loyal to the provision of banking products that are developed and delivered by the very people our customers see both at the bank and at the soccer field, the drugstore or the county fair. We firmly believe that we have successfully positioned the bank as an often unique local entity in several of our markets. We believe this distinction affords us a market differentiation that will continue to bring us new customers and stronger long-term relationships.

In light of the tobacco buy-out program introduced in 2005, Heritage Bank addressed this significant opportunity by establishing our many agricultural lenders as excellent resources in their local areas. We communicated with area farmers by means of direct mail and a structured media campaign that focused on our staff's expertise and agricultural experience to reap the benefits of this newly identified target market.

A program designed to streamline the process of "switching" from another bank to Heritage was implemented in all of our locations. The bank developed and promoted a "switch kit" which greatly eased the transition and paperwork of making the move to Heritage. This impetus resulted in both deposit growth and customer volume.

The bank continued to develop our online banking efficiency and access. In such a highly competitive industry, we are keenly aware of the need to maintain the necessary technologies to offer and support products which meet the demands of increasingly sophisticated customers. We are pleased with the productivity and user-friendliness of our web site and online activities and we are continually evaluating these internet systems to take advantage of emerging developments.

In keeping with our corporate commitment to put "neighborhood" people at the forefront of our banking centers, we have continuously assessed our staffing in order to assure that we have the right people in the right places. New management assignments in a number of key positions have, we believe, enhanced our strategic positioning in several important areas.

Heritage Solutions, our insurance and investment arm, has continued its growth as well as that of our banking concerns. An excellent array of portfolio instruments and insurance products enhance the company's position as a full-service financial institution. These additional relationships also create a profitable means of cross-selling banking services to our investment clientele.




8,000 HOURS.
COMMUNITY INVOLVEMENT
HERITAGEBANK

above: THE ADVENT OF THE TOBACCO BUY-OUT PROGRAM AFFORDED HERITAGE BANK THE OPPORTUNITY TO REACH OUT TO AREA FARMERS AND OFFER THE EXPERTISE OF OUR AGRICULTURAL LENDERS. A DIRECT MAIL PROJECT AND MULTI-MEDIA CAMPAIGN FEATURED THE EXPERTISE AND EXPERIENCE OF OUR MARKET MANAGERS. • BEING BOTH BANKER AND NEIGHBOR IS MORE THAN A SLOGAN AT HERITAGE BANK. IN 2005, THE BANK TOUTED THE THOUSANDS OF EMPLOYEE SERVICE HOURS DONATED TO LOCAL CONCERNS BY MEANS OF AN EFFECTIVE OUTDOOR MEDIA CAMPAIGN.

GAINING GROUND

An exciting climax to our successful year was the now-near completion of our new office located on Lafayette Road in Hopkinsville. This new 25,000 square foot facility houses a retail banking center and an operational center for the company. We believe the efficiencies afforded by this new location will provide even greater potential for sustained growth and provides for us a third Hopkinsville bank center and heightened visibility. The new year will also bring the completion of our Calvert City office and our expanded Murray office, aiding us in seeing even greater market share in both of these communities.

Our new locations in Clarksville, Tennessee will take Heritage Bank into another new market and allow us to further expand our network of banking offices in this region. Clarksville and Montgomery County serve a population of more than 136,000 people. Heritage Bank currently has eleven ATMs in the Clarksville market. The new full-service facility is planned for completion in 2006.

All of us at HopFed Bancorp, Inc.—the employees, management and board of directors—are proud of the progress we made in 2005 and pleased to bring you this report of our financial growth. We are once again grateful for the opportunity to share our success story with you and to invite you to join us in 2006 as we seek to shape the future of this historic company.

John E. Peck

SELECTED FINANCIAL DATA

EARNINGS SUMMARY

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA — YEAR ENDED DECEMBER 31,

	2005	2004	2003	2002
INTEREST INCOME	$29,666	$26,381	$24,743	$20,042
INTEREST EXPENSE	$15,474	$12,537	$12,379	$9,420
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$12,942	$12,644	$10,614	$9,827
NET INCOME	$4,130	$3,991	$3,495	$4,594
EARNINGS PER SHARE (FULLY DILUTED)	1.13	1.09	0.96	1.26

BALANCE SHEET DATA

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA — YEAR ENDED DECEMBER 31,

	2005	2004	2003	2002
TOTAL ASSETS	$639,589	$579,731	$531,465	$427,502
LOANS RECEIVABLE, NET	$397,310	$356,825	$334,740	$292,095
TOTAL DEPOSITS	$482,728	$436,195	$417,488	$353,655
SHAREHOLDERS' EQUITY	$49,842	$49,373	$47,238	$46,878
BOOK VALUE PER SHARE	13.66	13.57	13.01	12.91

TOTAL ASSETS*


650
620
590
560
530
500
470
440
410
390
$428
$531
$580
$639
2002
2003
2004
2005

LOANS RECEIVABLE, NET*


400
375
350
325
300
275
250
225
200
175
$292
$335
$357
$397
2002
2003
2004
2005

TOTAL DEPOSITS*


500
475
450
425
400
375
350
325
300
275
$354
$417
$436
$483
2002
2003
2004
2005

* DOLLARS IN MILLIONS, NUMBERS ROUNDED TO NEAREST SUM

OFFICE LOCATIONS



CALVERT CITY OFFICE
BENTON OFFICE
HOPKINSVILLE OFFICES
CADIZ OFFICE
ELKTON OFFICE
MURRAY OFFICE
OPENING 2006!
CLARKSVILLE OFFICE
FULTON OFFICES

CHRISTIAN COUNTY

CORPORATE OFFICE

2700 Fort Campbell Boulevard 270-885-1171
Hopkinsville, Kentucky 42240

605 South Virginia Street 270-885-2628
Hopkinsville, Kentucky 42240

4155 Lafayette Road *(Opening 2006!)*
Hopkinsville, Kentucky 42240

CALLOWAY COUNTY

210 North 12th Street 270-753-7921
Murray, Kentucky 42071

TRIGG COUNTY

352 Main Street 270-522-6638
Cadiz, Kentucky 42211

TODD COUNTY

536 West Main Street 270-265-5628
Elkton, Kentucky 42220

MARSHALL COUNTY

105 West 5th Street 270-527-4353
Benton, Kentucky 42025

35 Oak Plaza Drive 270-395-0781
Calvert City, Kentucky 42029

FULTON COUNTY

306 Lake Street 270-472-3300

Carr Plaza • 607 North Highland Drive 270-472-4410
Fulton, Kentucky 42041

MONTGOMERY COUNTY

Clarksville, Tennessee *(Opening 2006!)*

Board of Directors & Corporate Officers

HopFed Bancorp, Inc.

Board of Directors

W D Kelley
Chairman of the Board and Retired Superintendent—Christian County Schools

Gilbert E. Lee
Vice-Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President and Secretary

H. Joseph Dempsey, M.D.
Anesthesiologist

Walton G. Ezell
Farmer

Kerry B. Harvey
Attorney at Law and Partner—Owen, Harvey and Carter

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Corporate Officers

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President and Secretary

Billy C. Duvall, C.P.A.
Vice President, Chief Financial Officer and Treasurer

Michael F. Stalls
Vice President and Chief Credit Officer

Heritage Bank

Board of Directors

W D Kelley
Chairman of the Board and Retired Superintendent—Christian County Schools

Gilbert E. Lee
Vice Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President—Loan Administration

H. Joseph Dempsey, M.D.
Anesthesiologist

Walton G. Ezell
Farmer

Kerry B. Harvey
Attorney at Law and Partner—Owen, Harvey and Carter

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Kenneth E. Crews
Retired—Banking

Executive Management

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President—Loan Administration

Billy C. Duvall, C.P.A.
Vice President, Chief Financial Officer and Treasurer

Michael F. Stalls
Vice President and Chief Credit Officer

BANKING CENTER MANAGEMENT

ROBERT K. BURROW
Market President
Fulton County Offices

CONNIE SMITH
Office Manager
Carr Plaza Office in Fulton

PAUL THURMAN
Market President
Marshall County Offices

BRENT EVANS
Office Manager
Calvert City Office

DAN DICKERSON
Market Manager
Trigg County Office

TIM LITTLE
Market Manager
Todd County Office

CINDY FLEMING
Office Manager
Hopkinsville, Downtown Office

DOUG LAWSON
Market President
Calloway County Office

KEITH BENNETT
Market President
Montgomery County

FALL & FALL INSURANCE, INC.

ROGER D. KEPHART, CPCU
Vice President and Manager

HERITAGE SOLUTIONS

MARK VINSON
Vice President

COMMUNITY BOARD MEMBERS

CALLOWAY COUNTY

MARC PEEBLES
Owner—Innovative Printing & Graphics, Inc.

DR. THOMAS I. MILLER, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

J.D. OUTLAND, D.M.D.
Dentist

DR. JOSEPH A. MORGAN
School of Agriculture—Murray State University

MARSHALL COUNTY

TED KINSEY
Owner—Parkway Chrysler

KERRY B. HARVEY
Attorney at Law and Partner—Owen, Harvey and Carter

JIM WISEMAN
Owner—J & R Pharmacy

GARY SHEMWELL
Administration Manager—Westlake Chemical Corp.

GAYLE HALL
Owner and President—Calvert City Insurance Agency

DONALD R. HISE
Retired—Westlake Monomers Corp.

FULTON COUNTY

ROBERT K. BURROW
Market President—Heritage Bank Fulton

KENNETH E. CREWS
Retired—Banking

L. M. MCBRIDE
Retired—Banking

R. WARD BUSHART, II
Public School Administrator

KENT A. HUTCHINS
President—Hornbeak Funeral Chapel, Inc.

ROGER KEPHART, CPCU
Vice President and Manager—Fall & Fall Insurance, Inc.; A Heritage Bank Company

CORPORATE INFORMATION

INDEPENDENT AUDITORS
RAYBURN, BATES & FITZGERALD, P.C.
5200 Maryland Way, Suite 300
Brentwood, TN 37027

GENERAL COUNSEL
DEATHERAGE, MYERS, SELF & LACKEY
701 South Main Street
Hopkinsville, KY 42241

SPECIAL COUNSEL
JONES WALKER
2600 Virginia, NW Suite 1113
Washington, D.C. 20037

TRANSFER AGENT
REGISTRAR AND TRANSFER COMPANY
10 Commerce Drive
Cranford, NJ 07016

ANNUAL MEETING
The 2006 Annual Meeting of Stockholders will be held on May 17, 2006, at 3:00 p.m. at the James E. Bruce Convention Center, 303 Conference Center Drive, Hopkinsville Kentucky.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's 2005 Annual Report on Form 10-K will be furnished without charge to stockholders as of the record date for the 2005 Annual Meeting upon written request to the Secretary, HopFed Bancorp, Inc., 2700 Fort Campbell Boulevard, Hopkinsville, Kentucky 42240. Information on the company's filings can also be found on their website by visiting www.bankwithheritage.com.

MARKET AND DIVIDEND INFORMATION

Since February 9, 1998 the Common Stock has been quoted on the Nasdaq Stock Exchange under the symbol "HFBC." As of March 20, 2006, there were approximately 2,700 stockholders of the Company's Common Stock, with approximately 1,200 held in the name of the owner and the remainder held in street name. Below are the high and low stock prices of the Common Stock for the periods indicated.

A dividend of $0.12 per share was declared in each of the four quarters of 2004 and 2005.

Dividends, when and if paid, are subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, and other factors; and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. The payment of future dividends by the Company will depend in large part upon the receipt of dividends from the Bank, which is subject to various tax and regulatory restrictions on the payment of dividends.

PRICE RANGE OF COMMON STOCK

	Year Ended December 31, 2004		Year Ended December 31, 2005	
	High	Low	High	Low
First Quarter	$18.50	$16.75	$17.49	$16.31
Second Quarter	$17.95	$16.03	$17.00	$15.31
Third Quarter	$17.34	$16.10	$16.19	$15.21
Fourth Quarter	$17.81	$16.65	$16.37	$15.00

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and accompanying Notes appearing elsewhere in this Report.

Financial Condition and Other Data

	At December 31,				
	2005	2004	2003	2002	2001
Total amount of:	(Dollars in thousands)				
Assets	$639,589	$579,731	$531,465	$427,502	$285,639
Loans receivable, net	397,310	356,825	334,740	292,095	170,016
Loans held for sale	---	---	---	---	928
Cash and due from banks	13,487	17,357	12,958	9,288	3,941
Interest-bearing deposits in Federal Home Loan Bank (FHLB)	424	42	35	905	39
Federal funds sold	2,250	850	2,185	3,840	690
Federal Home Loan Bank stock	3,211	3,015	2,917	2,488	2,284
Securities available for sale	172,890	155,151	140,597	100,659	98,235
Securities held to maturity:					
U.S. Government agency securities	17,292	21,546	13,339	---	---
Mortgage-backed Securities	891	1,222	1,769	2,932	4,462
Deposits	482,728	436,195	417,488	353,655	200,316
FHLB advances	93,172	81,319	54,353	23,623	38,747
Subordinated debentures	10,310	10,310	10,310	---	---
Total stockholders' equity	49,842	49,373	47,238	46,878	43,589
Number of:					
Real estate loans outstanding	5,076	4,805	4,048	3,216	2,248
Deposit accounts	51,635	48,071	43,069	36,868	18,178
Offices open	9	9	9	8	6

Operating Data

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Interest and dividend income	$ 29,666	$ 26,381	$ 24,743	$ 20,042	$17,562
Interest expense	15,474	12,537	12,379	9,420	9,752
Net interest income before provision for loan losses	14,192	13,844	12,364	10,622	7,810
Provision for loan losses	1,250	1,200	1,750	795	222
Net interest income	12,942	12,644	10,614	9,827	7,588
Non-interest income	4,532	3,038	3,499	2,312	717
Non-interest expense	11,600	10,008	9,044	5,199	5,493
Income before income taxes	5,874	5,674	5,069	6,940	2,812
Provision for income taxes	1,744	1,683	1,574	2,346	973
Net income	$ 4,130	$3,991	$3,495	$ 4,594	$ 1,839

Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands)			
Year Ended December 31, 2005:				
Interest and dividend income	$ 6,825	$ 6,936	$ 7,616	$ 8,289
Net interest income after provision for losses on loans	3,107	3,072	3,299	3,464
Noninterest income	968	1,311	965	1,288
Noninterest expense	2,664	2,856	2,799	3,281
Net income	993	1,065	1,021	1,051
Year Ended December 31, 2004:				
Interest and dividend income	$ 6,294	$ 6,592	$ 6,769	$ 6,726
Net interest income after provision for losses on loans	3,029	3,238	3,307	3,070
Noninterest income	792	705	846	695
Noninterest expense	2,396	2,395	2,577	2,640
Net income	947	1,041	1,065	938

Key Operating Ratios

	At or for the Year Ended December 31,		
	2005	2004	2003
Performance Ratios			
Return on average assets (net income divided by average total assets)	0.69%	0.71%	0.72%
Return on average equity (net income divided by average total equity)	8.33%	8.32%	7.40%
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.39%	2.50%	2.47%
Ratio of average interest-earning assets to average interest-bearing liabilities	108.03%	108.51%	110.48%
Ratio of non-interest expense to average total assets	1.93%	1.76%	1.86%
Ratio of net interest income after provision for loan losses to non-interest expense	111.57%	126.34%	117.36%
Efficiency ratio (non-interest expense divided by sum of net interest income plus non-interest income)	61.95%	63.09%	57.01%
Asset Quality Ratios			
Non-performing assets to total assets at end of period	0.19%	0.13%	0.27%
Non-performing loans to total loans at end of period	0.25%	0.18%	0.34%
Allowance for loan losses to total loans at end of period	1.00%	0.91%	0.76%
Allowance for loan losses to non-performing loans at end of period	402.01%	501.23%	225.17%
Provision for loan losses to total loans receivable, net	0.31%	0.33%	0.52%
Net charge-offs to average loans outstanding	0.14%	0.14%	0.20%
Capital Ratios			
Total equity to total assets at end of period	7.79%	8.52%	8.89%
Average total equity to average assets	8.27%	8.49%	9.72%

Regulatory Capital

	December 31, 2005 (Dollars in thousands)	
	Bank	**Company**
Tangible capital	$ 54,892	$ 57,739
Less: Tangible capital requirement	9,515	9,558
Excess	45,377	48,181
Core capital	$ 54,892	$ 57,739
Less: Core capital requirement	25,374	25,487
Excess	29,518	32,252
Total risk-based capital	$ 58,896	$ 61,743
Less: Risk-based capital requirement	31,340	31,440
Excess	27,556	30,303

General

This discussion relates to the financial condition and results of operations of the Company, which became the holding company for the Bank in February 1998. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area.

For the year ended December 31, 2005, the Company recorded net income of $4.1 million, a return on average assets of 0.69% and a return on average equity of 8.33%. For the year ended December 31, 2004, the Company recorded net income of $4.0 million, a return on average assets of 0.71% and a return on average equity of 8.32%. For the year ended December 31, 2003 the Company recorded net income of $3.5 million, a return on average assets of 0.72% and a return on average equity of 7.40%.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the level of non-interest expenses such as compensation, employee benefits, data processing expenses, local deposit and federal income taxes also affect the Company's net income.

The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Aggregate Contractual Obligations

	Maturity by Period				
December 31, 2005 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Deposits	$ 368,601	91,886	22,241	---	482,728
FHLB borrowings	29,329	13,000	19,000	31,843	93,172
Subordinated debentures	---	---	---	10,310	10,310
Lease commitments	35	40	40	---	115
Purchase obligations	7,540	2,880	2,880	---	13,300
Total	$ 405,505	107,806	44,161	42,153	599,625

Deposits represent non-interest bearing, money market, savings, NOW, certificates of deposit and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category above.

FHLB borrowings represent the amounts that are due to FHLB of Cincinnati. All amounts have fixed maturity dates with the exception of $18 million in convertible securities that may be called after the three month LIBOR exceeds 4.60%. The convertible advance has a prepayment penalty of $198,000 at December 31, 2005. Management does not anticipate calling these advances at this time.

Subordinated debentures represent the amount borrowed in a private pool trust preferred issuance on September 25, 2003. The debentures are priced at the three-month LIBOR plus 3.10%, currently 7.25%. The debentures re-price and pay interest quarterly and have a thirty-year final maturity. The debentures may be called at the issuer's discretion on a quarterly basis after five years.

Lease commitments represent the total minimum lease payments under noncancelable operating leases.

Purchase obligations represent the total anticipated cost for non-cancelable operating contracts and fixed asset purchases. In October of 2004, the Company entered into an agreement to construct a 26,000 square foot operations center in Hopkinsville, Kentucky. At December 31, 2005, the Company anticipates that an additional $1.4 million in cost will be incurred to complete the project. The estimated completion date is late in the second quarter of 2006.

In December of 2005, the Company signed a contract to construct two retail offices in Clarksville, Tennessee at a combined cost of approximately $3.2 million. The entire cost of the construction projects will be incurred during 2006. In addition, the Company anticipates purchasing one additional parcel of land to be used as a retail location. Several possible sites have been identified with an expected cost of approximately $600,000 that will be incurred early in 2006.

In December 2005, the Company entered into an agreement with a contractor to construct a retail office in Calvert City, Kentucky. At December 31, 2005, the estimated cost to complete the construction project was $600,000. The Company anticipates that all construction cost will be incurred in 2006.

The most significant operating contract is for the Company's data processing services, which re-prices monthly based on the number of accounts and other operational factors. Estimates have been made to include reasonable growth projections. In December 2005, the Company renewed the operating contract with the current data processing provider for a period not to exceed five years. The Company anticipates only a minor increase in fixed and variable cost rates with this contract.

Off Balance Sheet Arrangements

	Maturity by Period				
December 31, 2005 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Commercial lines of credit	$ 9,632	3,940	4	---	13,576
Commitments to extend credit	5,312	3,096	642	15,158	24,208
Standby letters of credit	3,588	---	---	---	3,588
Home equity lines of credit	400	605	155	9,308	10,468
Total	$18,932	7,641	801	24 ,466	51,840

Standby letters of credit represent commitments by the Company to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with stand by letters of credit because funding for these obligations could be required immediately. Unused lines of credit represent commercial and residential equity lines of credit with maturities ranging from one to fifteen years.

Accounting for Derivative Instruments and Hedging Activities

In October of 2004, Heritage Bank entered into a receive fixed pay variable swap transaction in the amount of $10 million with Compass Bank of Birmingham in which Heritage Bank will pay Compass a fixed rate of 3.53% quarterly for four years while Compass will pay Heritage Bank a rate equal to the three month London Interbank Offering Rate ("Libor"). Heritage Bank has signed an inter-company transfer with the Company that allows the Company to convert its variable rate subordinated debenture issuance to a fixed rate. The critical terms of the interest rate swap match the term of the corresponding variable rate subordinated debt issuance. All components of the derivative instrument's gain or loss are included in the assessment of hedge effectiveness. There were no fair-value hedging gains or losses, as a result of hedge ineffectiveness, recognized for the three or twelve months ended December 31, 2005. The Company recognized a decrease in interest expense of $11,000 for the three months ended December 31, 2005 and an increase in interest expense of $26,000 for the twelve months ended December 31, 2005 related to the interest rate swap.

Quantitative and Qualitative Disclosure about Market Risk

Quantitative Aspects of Market Risk. The principal market risk affecting the Company is risk associated with interest rate volatility (interest rate risk). The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. The Company is not subject to foreign currency exchange rate risk or commodity price risk. Substantially all of the Company's interest rate risk is derived from the Bank's lending and deposit taking activities. This risk could result in reduced net income, loss in fair values of assets and/or increases in fair values of liabilities due to upward changes in interest rates.

Qualitative Aspects of Market Risk The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between assets and liabilities maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of its interest rate fluctuations because they generally represent a more stable source of funds. As part of its interest rate risk management strategy, the Bank promotes demand accounts and certificates of deposit with primarily terms of up to five years.

Asset / Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Company has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Company's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with interest rates that are more sensitive to adjustment based upon market conditions than long-term, fixed-rate residential mortgage loans. For the year ended December 31, 2005, approximately $176.4 million of the *$211.6* million of one-to-four family residential loans originated by the Company (comprising *83.4%* of such loans) had adjustable rates or will mature within one year.

The U.S. government agency securities generally are purchased for a term of fifteen years or less. Securities may or may not have call options. A security with call options improves the yield on the security but also has little or no positive price convexity. Non-callable securities or securities with one time calls offer a lower yield but more positive price convexity and an improved predictability of cash flow. Generally, securities with the greater call options (continuous and quarterly) are purchased only during times of extremely low interest rates. The reasons for purchasing these securities generally focus on the fact that a non callable or one time call is of little value if rates are exceptionally low. Due to their lack of positive price convexity, these securities are more likely classified as held to maturity.

At December 31, 2005, $9.9 million in securities were due within one year, approximately $48.3 million were due in one to five years, approximately $60.7 million were due in five to ten years and approximately $19.9 million were due after ten years. However, at December 31, 2005, $90.7 million of these securities had a call provision, which authorizes the issuing agency to prepay the securities at face value at certain pre-established dates. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At December 31, 2005, all of these securities are callable and/or due prior to December 31, 2007. The weighted average life of the agency bond portfolio is approximately 3.3 years and the modified duration of the agency bond portfolio is approximately 3.2 years.

The municipal bond portfolio largely consists of local school district bonds with the guarantee of the state of Kentucky or out of state bonds insured by private companies. At December 31, 2005 the Company has $18.0 million in municipal bonds. These bonds were purchased to provide long-term income stability and higher tax equivalent yields to a small portion of the investment portfolio. At December 31, 2005, approximately $9.6 million of the Company's municipal bond portfolio is callable with call dates ranging from January 2006 to December 2014. The call dates are staggered to eliminate the excessive cash flows within any one-year period. At December 31, 2005, $35,000 were due in less than one year, $3.0 million were due within one to five years, $7.2 million were due in five to ten years and approximately $7.8 million were due after ten years. At December 31, 2005, approximately $2.9 million of municipal bonds had a call date between one and five years and approximately $6.7 million in more than five years. At December 31, 2005, the average life of the municipal bond portfolio is approximately 3.2 years and the modified duration of the municipal bond portfolio is approximately 2.0 years.

At December 31, 2005, the Company held $4.6 million ($5 million par value) in corporate bonds. All corporate bonds purchased by the Company were investment grade when purchased. The corporate bond portfolio consist of $2 million par value General Motors Acceptance Corporation (GMAC) bonds due in August 2007 and $3 million par value in Ford Motor Acceptance Corporation (FMAC) bonds maturing in $1 million increments in January 2007, October 2008, and October 2009. During 2005, the national credit rating agencies downgraded the parent companies of both GMAC and FMAC (General Motors and Ford) so that their bonds are no longer investment grade. The downgrades are the result of the long-term business prospects and current and future health and pension liabilities of General Motors and Ford. The Company conducts a financial analysis similar to that of a loan customer for each corporate purchase. This analysis includes reviewing quarterly and periodic SEC filings for both the parent companies and subsidiaries. The Company has determined that both General Motors and Ford maintain acceptable levels and sources of liquidity to meet short-term obligations. The Company's analysis indicates that both General Motors and Ford have adequate levels and sources of liquidity to meet current and near-term obligations, including the funding of bond interest and principal payments. The Company owns no callable corporate bonds. At December 31, 2005, the average life of the corporate bond portfolio is approximately 2.2 years and the modified duration of the corporate bond portfolio is approximately 2.0 years.

Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Further, mortgage-backed securities provide a monthly stream of both interest and principal, thereby providing the Company with a cash flow to reinvest at current market rates and limit the Company's interest rate risk.

At December 31, 2005, the Company held approximately $38.7 million in fixed rate mortgage backed securities with an average life of approximately 4.3 years and a modified duration of approximately 3.6 years. The Company held approximately $1.2 million in adjustable rate mortgage backed securities with an average life of approximately 4.4 years and a modified duration of approximately 3.6 years.

At December 31, 2005, the Company held approximately $12.3 million in Collateral Mortgage Obligations (CMO). A CMO is a form of mortgage-backed security that has a structured payment stream based on various factors and does not necessarily remit monthly principal on a pro-rata basis. At December 31, 2005, the Company's CMO portfolio had an average life of approximately 2.8 years and a modified duration of approximately 3.2 years. For more information regarding investment securities, see Note 2 of Notes to Consolidated Financial Statements.

Interest Rate Sensitivity Analysis

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest earning assets and interest bearing liabilities do not change at the same speed, to the same extent or on the same basis. As part of its effort to manage interest rate risk, the Bank monitors its net portfolio value (NPV), a methodology adopted by the OTS to assist the Bank in assessing interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market rates. Both a 300 basis point increase in market interest rates and a 100 basis point decrease in market interest rates are considered.

The following table presents the Bank's NPV at December 31, 2005, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change	Net Portfolio Value			NPV as % of PV of Assets	
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)			
+300 bp	$ 52,248	$ (22,878)	(30) %	8.51%	(304) bp
+200 bp	60,680	(14,446)	(19) %	9.68%	(186) bp
+100 bp	68,402	(6,724)	(9) %	10.71%	(84) bp
0 bp	75,126	---	---	11.55%	---
-100 bp	78,603	3,478	5 %	11.92%	37 bp
-200 bp	78,167	3,041	4 %	11.76%	21 bp

Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

Pre-Shock NPV Ratio: NPV as % of Present Value of Assets	11.55%
Exposure Measure: Post-Shock NPV Ratio	9.68%
Sensitivity Measure: Change in NPV Ratio	186 bp

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. The computations do not contemplate any actions the Bank could undertake in response to changes in interest rates. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or re-price within that period.

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2005, the Company had a negative one-year or less interest rate sensitivity gap of 18.70% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2005, which are expected to mature or reprice in each of the time periods shown.

	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Fifteen Years	Over Fifteen Years	Total
			(Dollars in thousands)			
Interest-earning assets:						
Loans:						
One-to-four family	$121,462	$ 42,760	$ 31,065	$ 14,010	$ 1,870	$211,167
Multi-family residential	1,034	2,924	2,522	---	---	6,480
Construction	4,123	8,449	3,541	---	342	16,455
Non-residential	57,452	25,957	16,097	1,998	399	101,903
Secured by deposits	2,435	834	13	---	---	3,282
Other loans	24,344	26,275	6,874	347	183	58,023
Time deposits and interest-bearing deposits in FHLB	424	---	---	---	---	424
Federal funds sold	2,250	---	---	---	---	2,250
Securities	36,342	68,463	34,044	3,242	---	142,091
Mortgage-backed securities	10,311	32,197	5,646	3,301	738	52,193
Total	260,177	207,859	99,802	22,898	3,532	594,268
Interest-bearing liabilities:						
Deposits	331,683	114,127	--	---	--	445,810
Borrowed funds	39,639	32,000	31,843	---	--	103,482
Total	371,322	146,127	31,843	---	--	549,292
Interest sensitivity gap $	(111,145)	$ 61,732	$ 67,959	$ 22,898	$ 3,532	$ 44,976
Cumulative interest sensitivity Gap $	(111,145)	$(49,413)	$ 18,546	$ 41,444	$ 44,976	$ 44,976
Ratio of interest-earning assets to Interest-bearing liabilities	70.07 %	142.25 %	313.42%	---	---	108.20%
Ratio of cumulative gap to total interest-earning assets	(18.70) %	(8.31)%	3.12%	6.97%	7.57 %	7.57%

The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans, which are classified, based upon their next re-pricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and other deposits are withdrawn or re-priced within one year. Mortgage-backed securities are classified based on their lifetime prepayment speeds. Management of the Company does not believe that these assumptions will be materially different from the Company's actual experience. However, the actual interest rate sensitivity of the Company's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The retention of adjustable-rate mortgage loans in the Company's portfolio helps reduce the Company's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of re-pricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and average interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	At December 31, 2005	
	Balance	Weighted Average Yield/Cost
	(Dollars in thousands)	
Interest-earning assets:		
Loans receivable, net	$ 397,310	6.53 %
Non taxable securities available for sale	17,978	4.97 % *
Taxable securities available for sale	154,912	4.43 %
Federal Home Loan Bank stock	3,211	5.00 %
Securities held to maturity	18,183	4.53 %
Time deposits and other interest-bearing cash deposits	2,674	3.71 %
Total interest-earning assets	594,268	5.84 %
Non-interest-earning assets	45,321	
Total assets	$ 639,589	
Interest-bearing liabilities:		
Deposits	$ 445,810	3.18%
FHLB borrowings	93,172	3.93 %
Subordinated debentures	10,310	7.35%
Total interest-bearing liabilities	549,292	3.39 %
Non-interest-bearing liabilities	40,455	
Total liabilities	589,747	
Common stock	40	
Additional paid-in capital	26,019	
Retained earnings	31,525	
Treasury stock	(4,857)	
Unearned restricted stock	(230)	
Accumulated other comprehensive loss	(2,655)	
Total liabilities and equity	$ 639,589	
Interest rate spread		2.45%
Ratio of interest-earning assets to interest-bearing liabilities		108.20 %

* Tax equivalent yield at the Company's 34% tax bracket and a 3.0% cost of funds rate.

	Year Ended December 31,								
	2005			2004			2003		
	(Dollars in Thousands)								
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable, net	$369,093	22,006	5.96%	$347,806	19,307	5.55%	$315,126	$19,332	6.14%
Taxable securities AFS	142,942	5,891	4.12%	126,420	4,964	3.93%	108,440	4,196	3.87%
Non taxable securities AFS	19,414	975	5.02%	27,521	1,414	5.14%	19,539	970	4.96%
Securities held to maturity	21,449	977	4.55%	22,845	1,084	4.75%	10,308	467	4.53%
Time deposits and other interest-bearing cash deposits	3,456	119	3.44%	2,983	43	1.44%	6,751	74	1.10%
Total interest-earning Assets	$556,354	29,968	5.39%	$527,575	26,812	5.08%	460,164	25,039	5.44%
Non-interest-earning assets	43,464			37,202			25,588		
Total assets	599,818			564,777			$485,752		
Interest-bearing liabilities:									
Deposits	$424,930	11,909	2.80%	$400,449	9,753	2.44%	$377,963	10,896	2.88%
Borrowings	90,056	3,565	3.96%	85,772	2,784	3.36%	38,558	1,483	3.85%
Total interest-bearing liabilities	514,986	15,474	3.00%	486,221	12,537	2.58%	416,521	12,379	2.97%
Non-interest-bearing liabilities	35,224			30,581			22,001		
Total liabilities	550,210			516,802			438,522		
Common stock	40			40			40		
Additional paid-in capital	25,941			25,788			25,714		
Retained earnings	30,335			27,638			26,411		
Unearned restricted shares	(181)			(65)			---		
Treasury stock	(4,857)			(4,857)			(4,857)		
Accumulated other comprehensive (loss)	(1,670)			(569)			(78)		
Total liabilities and Equity	599,818			$564,777			$485,752		
Net interest income		14,494			14,275			$12,660	
Interest rate spread			2.39%*			2.50% *			2.47%
Net interest margin			2.61%*			2.71% *			2.75%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.03%			108.51%			110.48%

Using a 34% tax rate.

*The tax equivalent adjustment was $302, $431 and $296 for 2005,2004 and 2003 respectively

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume from year to year multiplied by the average rate for the prior year) and (ii) change in rate (changes in the average rate from year to year multiplied by the prior year's volume).

	Year Ended December 31,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (Decrease) due to			Increase (Decrease) due to		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ 1,430	1,269	2,699	$ (1,841)	1,816	(25)
Securities available for sale, taxable	246	681	927	70	698	768
Securities available for sale, non taxable	(32)	(407)	(439)	40	404	444
Securities held to maturity	(43)	(64)	(107)	20	597	617
Other interest-earning assets	60	16	76	23	(54)	(31)
Total interest-earning assets	1,661	1,495	3,156	(1,688)	3,461	1,773
Interest-bearing liabilities:						
Deposits	1,470	686	2,156	(1,690)	547	(1,143)
Borrowings	626	155	781	(267)	1,568	1,301
Total interest-bearing liabilities	2,096	841	2,937	(1,957)	2,115	158
Increase (decrease) in net interest income	$ (435)	654	219	$ 269	1,346	1,615

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on appropriate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involved the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative; in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors included the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrower's sensitivity to economic conditions throughout the southeast and particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of the loan portfolio, its methodology accordingly may change. In addition, it may report materially different amounts for the provision for loan losses in the statement of operations if management's assessment of the above factors change in future periods. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein. Although management believes the levels of the allowance for loan losses as of both December 31, 2005 and 2004 were adequate to absorb inherent losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time. The Company also considers it policy on non-accrual loans as a critical accounting policy. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 91 days or more. Any accrued interest on these loans is reserved for as part of management's evaluation of the allowance for loan loss account.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004

The Company's total assets increased by $59.9 million, from $579.7 million at December 31, 2004 to $639.6 million at December 31, 2005. Federal funds sold increased from $850,000 at December 31, 2004 to $2.3 million at December 31, 2005. Securities held to maturity decreased $4.6 million due to one agency bond being called. The available for sale portfolio increased $17.8 million.

The Company's net loan portfolio increased by $40.5 million during the year ended December 31, 2005. Net loans totaled $397.3 and $356.8 at December 31, 2005 and December 31, 2004, respectively. The increase in the loan activity during the year ended December 31, 2005 was due to increased economic activity in many of the Company's markets, and the fourth quarter 2005 expansion of the Company's trade area to include Clarksville, Montgomery County, Tennessee. Clarksville is approximately 25 miles south of the Company's headquarters with a population of approximately 130,000, twice that of the Company's home (and largest) market. For the year ended December 31, 2005, the Company's average yield on loans was 5.96%, compared with 5.55% for the year ended December 31, 2004.

At December 31, 2005, the Company's investments classified as held to maturity were carried at an amortized cost of $18.2 million and had an estimated fair market value of $17.8 million, and its securities classified as available for sale had an estimated fair market value of $172.9 million and an amortized cost of $177.2 million. At December 31,2005, the Company's investment in Federal Home Loan Bank stock was carried at an amortized cost of $3.2 million. See Note 2 of Notes to Consolidated Financial Statements.

The allowance for loan losses totaled $4.0 million at December 31, 2005, an increase of $700,000 from the allowance for loan losses of $3.3 million at December 31, 2004. The ratio of the allowance for loan losses to loans was 1.00% and 0.91% at December 31, 2005 and 2004, respectively. Also, at December 31, 2005, the Company's non-accrual loans were $996,000, or 0.25% of total loans, compared to $653,000, or 0.18% of total loans, at December 31, 2004. The Company's ratio of allowance for loan losses to non-performing loans at December 31, 2005 and 2004 was 402.01% and 501.23%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

Net Income. The Company's net income for the years ended December 31, 2005 was $4.1 million compared to $4.0 million at December 31, 2004.

Net Interest Income. Net interest income for the year ended December 31, 2005 was $14.2 million, compared to $13.8 million for the year ended December 31, 2004. The increase in net interest income for the year ended December 31, 2005 was the result of loan and investment portfolio growth and an increase in short-term interest rates. For the year ended December 31, 2005, the Company's tax equivalent average yield on total interest-earning assets was 5.39% compared to 5.08% for the year ended December 31, 2004, and its average cost of interest-bearing liabilities was 3.00%, compared to 2.58% for the year ended December 31, 2004. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2005 was 2.39%, compared to 2.50% for the year ended December 31, 2004 and its tax equivalent net interest margin was 2.61% for the year ended December 31, 2005, compared to 2.71% for the year ended December 31, 2004.

Interest Income. Interest income increased $3.3 million from $26.4 million to $29.7 million, or by 12.5% during the year ended December 31, 2005 compared to 2004. The increase was attributable to an increase in loan and investment volume as well as an increase in short-term interest rates on such interest-earning assets. The average balance on securities held to maturity decreased $1.4 million, from $22.8 million at December 31, 2004 to $21.4 million at December 31, 2005. The average balance on taxable securities available for sale increased $16.5 million, from $126.4 million at December 31, 2004 to $142.9 million at December 31, 2005. The average balance of non-taxable securities available for sale decreased $8.1 million, from $27.5 million at December 31, 2004 to $19.4 million at December 31, 2005. Average time deposits and other interest-bearing cash deposits increased $500,000, from $3.0 million at December 31, 2004 to $3.5 million at December 31, 2005. Overall, average total interest-earning assets increased $28.8 million from December 31, 2004 to December 31, 2005.

Interest Expense. Interest expense increased to $15.5 million for the year ended December 31, 2005 compared to $12.5 million for 2004. The increase in interest expense was attributable to an increase in the average balances of both deposit and Federal Home Loan Bank ("FHLB") borrowings as well as an increase in short-term interest rates. The average cost of average interest-bearing liabilities increased from 2.58% for the year ended December 31, 2004 to 3.00% for the year ended December 31, 2005.

Over the same period, the average balance of interest bearing deposits increased from $400.4 million for the year ended December 31, 2004 to $424.9 million at December 31, 2005. The average balance of FHLB borrowings increased from $75.4 million for the year ended December 31, 2004 to $79.7 million for the year ended December 31, 2005. The average cost of FHLB borrowings increased from 3.04% for the year ended December 31, 2004 to 3.62% for the year ended December 31, 2005.

Provision for Loan Losses. The Company determined that an additional $1.25 million in provision for loan losses was required for the year ended December 31, 2005 and $1.20 million in provision for loan loss was required for the year ended December 31, 2004.

Non-Interest Income. Non-interest income increased by $1.5 million for the year ended December 31, 2005 to $4.5 million, compared to $3.0 million for the year ended December 31, 2004. The increase in non-interest income is the result of higher income realized on deposit accounts. Gains on sales of loans and securities increased from $405,000 for the year ended December 31, 2004 to $518,000 for the year ended December 31, 2005. The increase in gains on the sale of securities is the result of the sale of the Bank's data processing provider, Intrieve, Inc. The Bank had a $15,000 equity investment in Intrieve. In April 2005, Intrieve sold to Harland Financial Services and the Bank recognized a gain of approximately $345,000.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2005 was $11.6 million, compared to $10.0 million in 2004. The increase was the result of the Company hiring additional staff to fund both increased business activity as well as to increase operational staff to increase its retail-banking network into both current and new markets in 2006. The Company's expansion plans in 2006 include at least two offices in Clarksville, Tennessee and one additional office in both Hopkinsville and Murray, Kentucky.

Income Taxes. The effective tax rate for the years ended December 31, 2005 and December 31, 2004 was 29.7%.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

Net Income. The Company's net income for the year ended December 31, 2004 was $4.0 million compared to $3.5 million for the year ended December 31, 2003.

Net Interest Income. Net interest income for the year ended December 31, 2004 was $13.8 million, compared to $12.4 million for the year ended December 31, 2003. The increase in net interest income for the year ended December 31, 2004 was the result of loan and investment portfolio growth. For the year ended December 31, 2004, the Company's tax equivalent average yield on total interest-earning assets was 5.08% compared to 5.44% for the year ended December 31, 2003, and its average cost of interest-bearing liabilities was 2.58%, compared to 2.97% for the year ended December 31, 2003. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2004 was 2.50%, compared to 2.47% for the year ended December 31, 2003 and its tax equivalent net interest margin was 2.71% for the year ended December 31, 2004, compared to 2.75% for the year ended December 31, 2003.

Interest Income. Interest income increased $1.6 million from $24.7 million to $26.4 million, or by 6.6% during the year ended December 31, 2004 compared to 2003. The increase was attributable to an increase in loan and investment volume, offsetting a declining yield on such interest-earning assets. The average balance on securities held to maturity increased $12.5 million, from $10.3 million at December 31, 2003 to $22.8 million at December 31, 2004. The average balance on taxable securities available for sale increased $18.0 million, from $108.4 million at December 31, 2003 to $126.4 million at December 31, 2004. The average balance of non-taxable securities available for sale increased $8.0 million, from $19.5 million at December 31, 2003 to $27.5 million at December 31, 2004. Average time deposits and other interest-bearing cash deposits decreased $3.8 million, from $6.8 million at December 31, 2003 to $3.0 million at December 31, 2004. Overall, average total interest-earning assets increased $67.4 million from December 31, 2003 to December 31, 2004.

Interest Expense. Interest expense increased to $12.5 million for the year ended December 31, 2004 compared to $12.4 million for 2003. The increase in interest expense was attributable to an increase in the average balances of both deposit and Federal Home Loan Bank ("FHLB") borrowings. The average cost of average interest-bearing liabilities declined from 2.97% for the year ended December 31, 2003 to 2.58% for the year ended December 31, 2004. Over the same period, the average balance of interest bearing deposits increased from $378.0 million for the year ended December 31, 2003 to $400.4 million at December 31, 2004.

The average balance of FHLB borrowings increased from $36.0 million for the year ended December 31,

2003 to $75.4 million for the year ended December 31, 2004. The average cost of FHLB borrowings declined from 3.80% for the year ended December 31, 2003 to 3.04% for the year ended December 31, 2004.

Provision for Loan Losses. The Company determined that an additional $1.2 million in provision for loan losses was required for the year ended December 31, 2004. For the year ended December 31, 2003, the Company determined that a provision for loan losses of $1.75 million was required.

Non-Interest Income. Non-interest income decreased by $461,000 for the year ended December 31, 2004 to $3.0 million, compared to $3.5 million for the year ended December 31, 2003. The decline in non-interest income is the result of lower gains on the sale of both fixed rate loans and securities. Both of these declines are directly related to the higher level of market interest rates in 2004 as compared to the market level of rates in mid-2003. Gains on the sale of loans and securities declined from $1.2 million for the year ended December 31, 2003 to $405,000 for the year ended December 31, 2004.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2004 was $10.0 million, compared to $9.0 million in 2003. The increase was the result of the Company hiring additional staff to fund both increased business activity as well as to increase operational staff to assist with Sarbanes-Oxley compliance and increased professional services expense due to additional audit fees and related outside work necessary for Sarbanes-Oxley. The Company anticipates that its continuing efforts to comply with Sarbanes-Oxley will result in approximately $200,000 of operating expenses per year in 2005 and beyond. See Note 11 of Notes to Consolidated Financial Statements.

Income Taxes. The effective tax rate for the year ended December 31, 2004 was 29.7%, compared to 31.2% for 2003. The decline in the Company's effective tax rate is the result of a larger balance in municipal bonds and increased income from bank owned life insurance.

Liquidity and Capital Resources

The Company's primary business is that of the Bank. Management believes dividends that may be paid from the Bank to the Company will provide sufficient funds for the Company's current and anticipated needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

Capital Resources. At December 31, 2005, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the OTS' regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see Note 14 of Notes to Consolidated Financial Statements.

Liquidity. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At December 31, 2005, the Bank had outstanding advances of $93.2 million from the FHLB. The Bank can immediately borrow an additional $23.9 million from the FHLB and can borrow an additional $169.4 million with the purchase of additional capital stock. See Note 7 of Notes to Consolidated Financial Statements.

Subordinated Debentures Issuance. On September 25, 2003, the Company issued $10,310,000 of subordinated debentures in a private placement offering. The securities have a thirty-year maturity and are callable at the issuer's discretion on a quarterly basis beginning five years after issuance. The securities are priced at a variable rate equal to the three-month libor (London Interbank Offering Rate) plus 3.10%. Interest is paid and the rate of interest may change on a quarterly basis. The Company's subsidiary, a federal chartered thrift supervised by the Office of Thrift Supervision (OTS) may recognize the proceeds of trust preferred securities as capital. OTS regulations provide that 25% of Tier 1 capital may consist of trust preferred proceeds. See Note 9 of Notes to Consolidated Financial Statements.

The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future. A portion of the Bank's liquidity consists of cash and cash equivalents. At December 31, 2005, cash and cash equivalents totaled $16.2 million. The level of these assets depends upon the Bank's operating, investing and financing activities during any given period.

Cash flows from operating activities for the years ended December 31, 2005, 2004 and 2003 were $5.1 million, $6.3 million, and $3.5 million, respectively.

Cash flows from investing activities were a net use of funds of $63.8 million, $47.3 million and $105.5 million in 2005, 2004 and 2003, respectively. A principal use of cash in this area has been purchases of securities available for sale of $48.7 million offset by proceeds from sales, calls and maturities of securities of $22.4 million during 2005. Maturities, calls and cash flow from securities classified as held to maturity exceeded purchases by $4.8 million. At the same time, the investment of cash in loans was $42.6 million in 2005, $23.3 million in 2004 and $44.7 in 2003. Purchases of securities available for sale exceeded maturities and sales by $15.0 million in 2004 and $42.1 million in 2003. Purchases of securities classified as held to maturities exceeded maturities, calls and cash flow by $7.4 million in 2004 and $12.1 million in 2003

At December 31, 2005, the Bank had $27.8 million in outstanding commitments to originate loans and unused lines of credit of $24.0 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and lines of credit commitments. Certificates of deposit, which are scheduled to mature in one year or less totaled $137.3 million at December 31, 2005. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Bank's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

RAYBURN, BATES & FITZGERALD, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 300
5200 MARYLAND WAY
BRENTWOOD, TENNESSEE 37027
www.rbfcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of HopFed Bancorp, Inc.
Hopkinsville, Kentucky

We have audited the accompanying consolidated balance sheets of HopFed Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. As of and for the years ended December 31, 2005, 2004 and 2003, the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HopFed Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Rayburn, Bates & Fitzgerald, P.C.

Brentwood, Tennessee
March 28, 2006

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2005 and 2004
(Dollars in Thousands)

Assets	2005	2004
Cash and due from banks (notes 6 and 10)	$ 13,487	17,357
Interest-earning deposits in Federal Home Loan Bank	424	42
Federal funds sold	2,250	850
Cash and cash equivalents	16,161	18,249
Federal Home Loan Bank stock, at cost (note 2)	3,211	3,015
Securities available for sale (note 2)	172,890	155,151
Securities held to maturity, market value of $17,816 for 2005 and $22,721 for 2004, respectively (note 2)	18,183	22,768
Other investments, at cost (note 2)	---	15
Loans receivable, net of allowance for loan losses of $4,004 for 2005 and $3,273 for 2004, respectively (note 3)	397,310	356,825
Real estate and other assets owned	228	111
Accrued interest receivable	3,697	3,053
Premises and equipment, net (note 4)	12,500	6,700
Deferred tax assets (note 12)	1,955	702
Intangible asset (note 5)	1,377	1,755
Goodwill (note 5)	3,689	3,689
Bank owned life insurance	7,156	6,896
Other assets	1,232	802
Total assets	$ 639,589	579,731
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits: (note 6)		
Non-interest-bearing accounts	$ 36,918	32,214
Interest-bearing accounts:		
NOW accounts	96,949	87,075
Savings and money market accounts	97,477	65,350
Other time deposits	251,384	251,556
Total deposits	482,728	436,195
Advances from Federal Home Loan Bank (note 7)	93,172	81,319
Subordinated debentures (note 9)	10,310	10,310
Advances from borrowers for taxes and insurance	295	301
Dividends payable	438	437
Accrued expenses and other liabilities (note 11)	2,804	1,796
Total liabilities	589,747	530,358

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2005 and 2004
(Dollars in Thousands)

	2005	2004
Stockholders' equity (notes 11, 14, 15 and 16):		
Preferred stock, par value $.01 per share; authorized - 500,000 shares; none issued or outstanding at December 31, 2005 and 2004	$ --	--
Common stock, par value $.01 per share; authorized - 7,500,000 shares; 4,057,987 issued and 3,649,078 outstanding at December 31, 2005 and 4,048,192 issued and 3,639,283 outstanding at December 31, 2004	40	40
Additional paid-in capital	26,019	25,863
Retained earnings-substantially restricted	31,525	29,145
Treasury stock (at cost, 408,909 shares at December 31, 2005 and December 31, 2004)	(4,857)	(4,857)
Unearned restricted stock	(230)	(131)
Accumulated other comprehensive loss, net of taxes	(2,655)	(687)
Total stockholders' equity	49,842	49,373
Total liabilities and stockholders' equity	$639,589	579,731

Commitments and contingencies (notes 8, 10, and 13)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands)

	2005	2004	2003
Interest and dividend income:			
Loans receivable	$22,006	19,307	19,332
Securities available for sale	5,891	4,964	4,196
Securities held to maturity	977	1,084	467
Nontaxable securities available for sale	673	983	674
Interest-earning deposits	119	43	74
Total interest and dividend income	29,666	26,381	24,743
Interest expense:			
Deposits (note 6)	11,909	9,753	10,896
Advances from Federal Home Loan Bank	2,885	2,295	1,364
Subordinated debentures	680	489	119
Total interest expense	15,474	12,537	12,379
Net interest income	14,192	13,844	12,364
Provision for loan losses (note 3)	1,250	1,200	1,750
Net interest income after provision for loan losses	12,942	12,644	10,614
Non-interest income:			
Service charges	2,462	1,302	1,162
Gain on sale of loans	138	99	552
Gain on sale of Intrieve, Inc. stock	345	---	---
Realized gain from sale of securities available for sale	35	306	634
Income from bank owned life insurance	260	268	50
Financial services commission	498	428	331
Other operating income	794	635	770
Total non-interest income	4,532	3,038	3,499
Non-interest expenses:			
Salaries and benefits (note 11)	5,906	5,166	5,241
Occupancy expense (note 4)	1,038	759	652
Data processing expense	1,115	876	639
State deposit tax	437	417	383
Core deposit intangible amortization	378	378	378
Professional services	855	542	526
Advertising expense	620	600	305
Other operating expenses	1,251	1,270	920
Total non-interest expense	11,600	10,008	9,044

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income, Continued

For the Years ended December 31, 2005, 2004 and 2003
(Dollar Amounts in Thousands, Except Per Share and Share Amounts)

	2005	2004	2003
Income before income tax expense	$ 5,874	5,674	5,069
Income tax expense (note 12)	1,744	1,683	1,574
Net income	$ 4,130	3,991	3,495
Earnings per share (note 16):			
Basic	$ 1.13	1.10	0.96
Fully diluted	$ 1.13	1.09	0.96
Weighted average shares outstanding - basic	3,644,178	3,634,904	3,630,396
Weighted average shares outstanding - diluted	3,669,918	3,663,751	3,653,974

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands)

	2005	2004	2003
Net income	$4,130	3,991	3,495
Other comprehensive income, net of tax (note 20):			
Unrealized gain (loss) on investment securities available for sale, net of tax	(2,087)	26	(1,013)
Unrealized gain on derivatives, net of tax	142	45	--
Reclassification adjustment for gains included in net income	(23)	(202)	(418)
Comprehensive income	$2,162	3,860	2,064

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Per Share and Share Amounts)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Restricted Stock	Total Equity
Balance, December 31, 2002	3,630,396	$ 40	25,714	25,106	(4,857)	875	-	46,878
Net income	-	-	-	3,495	-	-	-	3,495
Net change in unrealized gains (losses) on securities available for sale, net of income taxes of $737	-	-	-	-	-	(1,431)	-	(1,431)
Dividends ($0.47 per share)	-	-	-	(1,704)	-	-	-	(1,704)
Balance, December 31, 2003	3,630,396	40	25,714	26,897	(4,857)	(556)	-	47,238
Net income	-	-	-	3,991	-	-	-	3,991
Restricted stock awards	8,887	-	149	-	-	-	(149)	-
Net change in unrealized gains (losses) on securities available for sale, net of income taxes of $91	-	-	-	-	-	(176)	-	(176)
Net change in unrealized gain (losses) on derivatives, net of taxes of $23	-	-	-	-	-	45	-	45
Compensation expense, restricted stock awards	-	-	-	-	-	-	18	18
Dividends ($0.48 per share)	-	-	-	(1,743)	-	-	-	(1,743)
Balance, December 31, 2004	3,639,283	40	25,863	29,145	(4,857)	(687)	(131)	49,373
Net income	-	-	-	4,130	-	-	-	4,130
Restricted stock awards	9,795	-	156	-	-	-	(156)	-
Net change in unrealized gains (losses) on securities available for sale, net of income taxes of $1,103	-	-	-	-	-	(2,110)	-	(2,110)
Net change in unrealized gain (losses) on derivatives, net of taxes of $89	-	-	-	-	-	142	-	142
Compensation expense, restricted stock awards	-	-	-	-	-	-	57	57
Dividends ($0.48 per share)	-	-	-	(1,750)	-	-	-	(1,750)
Balance December 31, 2005	3,649,078	$40	26,019	31,525	(4,857)	(2,655)	(230)	49,842

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 4,130	3,991	3,495
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,250	1,200	1,750
Depreciation	436	346	319
Amortization of intangible assets	378	378	378
Amortization of investment premiums and discounts, net	495	719	238
Provision (benefit) for deferred income taxes	(250)	18	38
Stock dividends on Federal Home Loan Bank stock	(155)	(118)	(97)
Compensation expense, restricted stock grants	57	18	---
Increase in cash surrender value of bank owned life insurance	(260)	(268)	(94)
Gain on sale of securities available for sale	(35)	(306)	(634)
Gain on sale of Intrieve, Inc. stock	(345)	---	---
Gain on sales of loans	(138)	(99)	(552)
Proceeds from sales of loans	12,007	10,205	27,326
Originations of loans sold	(11,869)	(10,106)	(26,774)
(Increase) decrease in:			
Accrued interest receivable	(644)	(204)	(520)
Other assets	(955)	182	(126)
Increase (decrease) in:			
Accrued expenses and other liabilities	1,008	367	(1,247)
Net cash provided by operating activities	5,110	6,323	3,500
Cash flows from investing activities:			
Proceeds from calls and maturities of securities held to maturity	4,804	17,546	6,365
Proceeds from sale of Intrieve Inc. stock	360	---	---
Proceeds from sales, calls and maturities of securities available for sale	27,078	68,186	113,986
Purchases of securities held to maturity	---	(24,989)	(18,512)
Purchase of securities available for sale	(48,694)	(83,221)	(156,057)
Net increase in loans	(42,631)	(23,343)	(44,667)
Purchase of Federal Home Loan Bank stock	(41)	(409)	---
Proceeds from sale of foreclosed asset	758	---	---
Proceeds from sales of premises and equipment	15	32	63
Purchases of premises and equipment	(5,477)	(1,085)	(1,429)
Purchase of bank owned life insurance	---	---	(4,987)
Purchases of capital securities of unconsolidated subsidiary	---	---	(310)
Net cash used in investing activities	(63,828)	(47,283)	(105,548)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the Years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands)

	2005	2004	2003
Cash flows from financing activities:			
Net increase in demand deposits, savings, money market, NOW accounts and time deposits	$ 46,533	18,707	63,833
(Decrease) increase in advance payments by borrowers for taxes and insurance	(6)	102	(12)
Advances from Federal Home Loan Bank	117,400	126,850	36,850
Repayment of advances from Federal Home Loan Bank	(105,547)	(99,884)	(6,120)
Proceeds from issuance of subordinated debentures	---	---	10,310
Dividends paid	(1,750)	(1,744)	(1,668)
Net cash provided by financing activities	56,630	44,031	103,193
Increase (decrease) in cash and cash equivalents	(2,088)	3,071	1,145
Cash and cash equivalents, beginning of period	18,249	15,178	14,033
Cash and cash equivalents, end of period	$ 16,161	18,249	15,178
Supplemental disclosures of Cash Flow Information:			
Interest paid	$ 15,283	12,516	12,370
Income taxes paid	$ 2,015	1,800	1,610
Supplemental Disclosures of Non-cash Investing and Financing Activities:			
Foreclosures and in substance foreclosures of loans during year	$ 388	104	272
Net unrealized gains on investment securities classified as available for sale	$ (3,200)	(265)	(2,168)
Increase in deferred tax asset related to unrealized losses on investments	$ 1,103	91	737
Dividends declared and payable	$ 438	437	435
Issue of unearned restricted stock	$ 156	149	---

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(1) Summary of Significant Accounting Policies:

Nature of Operations and Customer Concentration

HopFed Bancorp, Inc. (the Corporation) is a bank holding company incorporated in the state of Delaware. The Company's principal business activities are conducted through it's wholly-owned subsidiary, Heritage Bank (the Bank), which is a federally chartered savings bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices. The Bank's business activities are primarily limited to western Kentucky. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (OTS) and the FDIC.

A substantial portion of the Bank's loans are secured by real estate in the West Kentucky market. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in local market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly-owned subsidiary Fall & Fall Insurance (collectively the Company) for all periods. Significant inter-company balances and transactions have been eliminated in consolidation.

Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

(1) Summary of Significant Accounting Policies: (Continued)

Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, amounts due on demand from banks, interest-earning deposits in the Federal Home Loan Bank and federal funds sold with maturities of three months or less.

Securities

The Company reports debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (i) "held to maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at cost, adjusted for premiums and discounts that are recognized in interest income; (ii) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (iii) "available for sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. At the time of new security purchases, a determination is made as to the appropriate classification. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity, net of any tax effect. Cost of securities sold is recognized using the specific identification method.

Interest income on securities is recognized as earned. The Company purchases many agency bonds at either a premium or discount to its par value. Premiums and discounts on agency bonds are amortized using the net interest method. For callable bonds purchased at a premium, the premium is amortized to the first call date. If the bond is not called on that date, the premium is fully amortized and the Company recognizes an increase in the net yield of the investment. For agency bonds purchased at a discount, the discount is accreted to the final maturity date. For callable bonds purchased at discount and called before maturity, the Company recognizes a gain on the sale of securities. The Company amortizes premiums and accretes discounts on mortgage back securities and collateralized mortgage obligations based on the average prepayment speeds in the three previous months.

(1) Summary of Significant Accounting Policies: (Continued)

Other Securities

Other securities, such as Federal Home Loan Bank stock and Intrieve, Inc. stock, are recognized at cost. In April 2005, the entire balance of Intrieve stock was sold.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and discounts.

Discounts on home improvement and consumer loans are recognized over the lives of the loans using the interest method. Loan origination fee income is recognized as received and direct loan origination costs are expensed as incurred. Statement of Financial Accounting Standards (SFAS) 91, Nonrefundable Fees & Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan. However, deferral of such fees and costs would not have a material effect on the consolidated financial statements.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as nonaccrual. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

The Bank provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management's estimate of the adequacy of the allowance for loan loss can be classified as either a reserve for currently classified loans or estimates of future losses in the current loan portfolio.

Loans are considered to be impaired when, in management's judgment, principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower and adequacy of collateral to determine if a loan is impaired. Impaired loans may be classified as either substandard or doubtful and reserved for based on individual loans risk for loss. Loans not considered impaired may be classified as either special mention or watch and may be reserved for. Typically, unimpaired classified loans exhibit some form of weakness in either industry trends, collateral, or cash flow that result in a default risk greater than that of the Company's typical loan. All classified amounts include all unpaid interest and fees as well as the principal balance outstanding.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable (Continued)

The measurement of impaired loans generally is based on the present value of future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans generally are measured for impairment based on the fair value of the collateral. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a charge to income and a valuation allowance, which is included as a component of the allowance for loan losses.

Management considers both the Bank's recent charge off history as well as industry trends when making an estimate as to the amount to reserve for losses in the current loan portfolio that are not individually classified. Industry trends are an especially important consideration as the Company's loan portfolio mix is changing. Portions of the loan portfolio, including commercial loans and non-residential real estate, have seen sizable increases in the last three years. Management believes that the limited time frame that these loans have been outstanding is not adequate for the development of a reasonable loss history. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment.

Fixed Rate Mortgage Originations

The Bank originates fixed rate first mortgage loans for customers in its local markets and selling these loans on the secondary market with the Bank retaining servicing rights. For the year ended December 31, 2005, the Bank maintained a servicing portfolio of approximately $42.5 million. For the years ended December 31, 2003, 2004 and 2005, the Bank has reviewed the value of the servicing asset as well as the operational cost associated with servicing the portfolio. After this review, the Bank has determined that the values of its servicing rights are not material to the Company's consolidated financial statements.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are carried at the lower of cost or fair value less selling expenses. Costs of improving the assets are capitalized, whereas costs relating to holding the property are expensed. Management conducts periodic valuations and any adjustments to value are recognized in the current period's operations.

Revenue Recognition

Mortgage loans held for sale are generally delivered to secondary market investors under firm sales commitments entered into prior to the closing of the individual loan. Loan sales and related gains or losses are recognized at settlement. Loan fees earned for the servicing of secondary market loans are recognized as earned.

(1) Summary of Significant Accounting Policies: (Continued)
Revenue Recognition (Continued)

Interest income on loans receivable is reported on the interest method. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due more than 90 days. Interest continues to accrue on loans over 90 days past due if they are well secured and in the process of collection.

Income Taxes

Income taxes are accounted for through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company files its federal income tax return on a consolidated basis with its subsidiaries. All taxes are accrued on a separate entity basis.

Operating Segments

The Company's continuing operations include one primary segment, retail banking. The retail banking segment involves the origination of commercial, residential and consumer loans as well as the collections of deposits in nine branch offices.

Premises and Equipment

Land, land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and land improvements are depreciated generally by the straight-line method, and furniture and equipment are depreciated under accelerated methods over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation are as follows:

Land improvements	5-15 years
Buildings	40 years
Furniture and equipment	5-15 years

Goodwill

In accordance with SFAS 142, *Goodwill and Other Intangible Assets,* goodwill is no longer amortized, but instead tested for impairment at least annually.

Intangible Assets

The intangible assets for insurance contracts and core deposits are amortized using the straight-line method over the estimated period of benefit of seven years. The Company periodically evaluates the recoverability of the intangible assets and takes into account events or circumstances that warrant a revised estimate of the useful lives or indicates that impairment exists.

(1) Summary of Significant Accounting Policies: (Continued)

Bank Owned Life Insurance

Bank Owned Life Insurance policies (BOLI) are recorded at the cash surrender value or the amount to be realized upon current redemption.

Advertising

The Company expenses the production cost of advertising as incurred.

Financial Instruments

The Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Derivative Instruments:

In 2004, the Company entered into a swap transaction in the amount of $10 million with a financial institution. The critical terms of the interest rate swap match the term of the corresponding variable rate subordinated debt issuance. All components of the derivative instrument's gain or loss are included in the assessment of hedge effectiveness.

Under guidelines of *SFAS 133, Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are required to be carried at fair value on the consolidated balance sheet. SFAS 133 provides special hedge accounting provisions, which permit the change in fair value of the hedge item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

A derivative instrument designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Using these guidelines, The Company has documented the use of the above mentioned swap as a cash flow hedge.

(1) Summary of Significant Accounting Policies: (Continued)
Derivative Instruments: (Continued)

Cash value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the consolidated balance sheet with corresponding offsets recorded in the consolidated balance sheet. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the income or expense recorded on the hedged asset or liability.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instrument has been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been, or will not continue to be highly effective as a hedge, hedged accounting is discontinued. SFAS 133 basis adjustments recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases. There were no fair value hedging gains or losses, as a result of hedge ineffectiveness, recognized for year ended December 31, 2005. The Company recognized $26,000 in interest expense for the year ended December 31, 2005 related to the interest rate swap.

In January 2006, the Bank settled the interest rate swap at a net gain of approximately $272,000. The Company will recognize this gain as a reduction on interest expense in equal installments of approximately $25,000 per quarter beginning for the three month period ending March 31, 2006 and for each three month period thereafter through September 30, 2008.

The Bank, in the normal course of business, originates fixed rate mortgages that are sold to the Federal Home Loan Mortgage Corporation (Freddie Mac). Upon tentative underwriting approval by Freddie Mac, the Bank issues a thirty-day commitment to originate a fixed rate first mortgage under specific terms and conditions that the Bank intends to sell to Freddie Mac. As part of its activities to mitigate interest rate risk in the mortgage lending function, the Bank may commit to guarantee delivery of specific loan amounts, at specific yields, at specific dates to Freddie Mac with or without identifying specific closed loans. The Bank's failure to deliver loans under the terms and conditions of the commitment may result in a future liability to the Bank. SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, provides guidance on the types of loan commitments that are derivatives under SFAS 133 (and therefore required to be accounted for as derivatives) under the scope of SFAS 133. Generally, only commitments to originate mortgage loans that will be held for sale by the issuer of the loan are derivatives under the scope of SFAS 133. See Note 13 for additional information.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003

(1) Summary of Significant Accounting Policies: (Continued)
Fair Values of Financial Instruments

SFAS 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following are the more significant methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values, because they mature within 90 days or less and do not present credit risk concerns.

Available-for-sale and held-to-maturity securities

Fair values for investment securities available-for-sale and held-to-maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable

The fair values for loans receivable are estimated using discounted cash flow analysis which considers future re-pricing dates and estimated repayment dates, and further using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable

Fair value is estimated to approximate the carrying amount because such amounts are expected to be received within 90 days or less and any credit concerns have been previously considered in the carrying value.

(1) Summary of Significant Accounting Policies: (Continued)
Fair Value of Financial Instruments (Continued)
Deposits

The fair values disclosed for deposits with no stated maturity such as demand deposits, interest-bearing checking accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and other fixed maturity time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such type accounts to a schedule of aggregated contractual maturities on such time deposits.

Advances from the Federal Home Loan Bank

The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances could be obtained.

Off-Balance-Sheet Instruments

Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

Earnings Per Share

Earnings per share (EPS) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents (CSE). CSE consists of dilutive stock options granted through the Company's stock option plan. Common stock equivalents which are considered anti-dilutive are not included for the purposes of this calculation.

Stock Options

The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as permitted by SFAS 123, *Accounting for Stock-Based Compensation*. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123 requires entities which continue to apply the provisions of APB Opinion No. 25 to provide pro-forma earnings per share disclosure for stock option grants made in 1995 and subsequent years as if the fair value based method defined in SFAS 123 had been applied. SFAS 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB No. 123*, provides that an entity that has transitioned to the accounting treatment prescribed by SFAS 123 may use the intrinsic value method in lieu of the fair value based method for determining the fair value of stock options at the date of grant. SFAS 148 requires disclosure in addition to SFAS 123 if APB Opinion No. 25 is currently being applied.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003
(Table Amounts in Thousands, Except Per Share Amounts)

(1) Summary of Significant Accounting Policies: (Continued)
Stock Options: (Continued)

The Company applies APB Opinion No. 25 and related interpretations in accounting for the plan. No compensation cost has been recognized for the plan because the stock option price is equal to or greater than the fair value at the grant date. Following is a reconciliation of reported and pro forma net income and earnings per share had compensation cost for the plan been determined based on the fair value of SFAS 123, *Accounting for Stock-Based Compensation*, as amended:

	Year Ended December 31,		
	2005	2004	2003
Net income as reported	$4,130	3,991	3,495
Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of related tax effects	(38)	(91)	(105)
Pro forma net income	$4,092	3,900	3,390

	Year Ended December 31,		
	2005	2004	2003
Earnings per share:			
Basic - as reported	$1.13	1.10	0.96
Basic - pro forma	1.12	1.07	0.93
Diluted - as reported	$1.13	1.09	0.96
Diluted - pro forma	1.12	1.06	0.93

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements

In December 2004, the FASB issued SFAS 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.* SFAS 153 amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's financial position, results of operations and cash flow.

In December 2004, the FASB revised SFAS 123, *Accounting for Stock-Based Compensation.* SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on share-based for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107). SAB 107 expresses the views of the SEC staff regarding the interaction of FAS 123R and certain SEC rules and regulations and provides the SEC staff's view regarding the valuation of share based payment arrangements for public companies. In April 2005, an amendment was issued to SFAS No. 123R regarding the compliance date for implementation. The Company will prospectively adopt SFAS 123R on January 1, 2006, as required by the amendment. SFAS 123R requires an entity to estimate the number of awards expected to actually vest, exclusive of awards expected to be forfeited. Currently, the Company recognizes forfeitures as they occur. The adopting of this standard is not expected to have a material effect on financial condition, the results of operations, and cash flows.

In March 2004, FASB Emerging Issues Task Force (EITF) released *Issue 03-01, Meaning of Other Than Temporary Impairment,* which addressed other-than-temporary impairment of certain debt and equity investments. The recognition and measurement requirements of *Issue 03-01*, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued *FASB Staff Position (FSP) EITF 03-1-1,* which delayed the effective date for certain measurement and recognition guidance contained in *Issue 03-01,* The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached.

In November 2005, FSP FAS Nos. 115-1 and FAS 124-1 *"The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investment"* was issued. The FSP nullifies certain requirements of Issue 03-01 and supersedes *EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value."* This FSP nullified the requirements of paragraphs 10-18 of Issue 03-01 and related examples. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company believes the adoption of this FSP in 2006 will not have a material impact on the financial condition, the results of operations, or cash flows.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements (Continued)

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3.* This Statement replaces *APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior accounting periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the accounting principle. It also applies to changes required by accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The effects of this Statement is not expected to have a material effect on the consolidated financial statements of the Company.

In September 2005, the FASB issued an Exposure Draft, *Earnings Per Share, an amendment of SFAS 128.* This Exposure Draft would amend SFAS 128, *Earnings Per Share,* to clarify guidance for mandatory convertible instruments, the treasury stock method, contracts that may be settled in cash or shares and shares that may be issued. The proposed Exposure Draft as currently drafted would be effective for interim and annual periods ending after June 15, 2006. Retrospective application would be required for all changes to SFAS 128, except that retrospective application would be prohibited for contracts that were either settled in cash prior to the adoption or modified prior to the adoption to require cash settlement. The Company does not anticipate that adoption of this Statement will have a material effect on its consolidated financial statements or its impact on calculation of basic and diluted earnings per share.

Reclassification

Certain prior year amounts have been reclassified to conform to the December 31, 2005 presentation.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003
(Table Amounts in Thousands)

(2) Securities:

Securities, which consist of debt and equity investments, have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities available for sale and their estimated fair values follow:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$ 3,211	---	---	3,211
Unrestricted:				
U.S. government and agency securities:				
Agency debt securities	$100,772	18	(1,765)	99,025
Corporate bonds	5,177	---	(592)	4,585
Municipal bonds	18,343	86	(451)	17,978
Mortgage-backed securities:				
GNMA	1,954	---	(48)	1,906
FNMA	26,865	---	(933)	25,932
FHLMC	11,522	---	(368)	11,154
CMOs	12,563	---	(253)	12,310
	177,196	104	(4,410)	172,890

(Table Amounts in Thousands)

(2) Securities: (Continued)

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$ 3,015	-	-	3,015
Intrieve stock	15	-	-	15
	3,030	-	-	3,030
Unrestricted:				
U.S. government and agency securities:				
Agency debt securities	$ 65,114	114	(628)	64,600
Corporate bonds	5,260	--	(60)	5,200
Municipal bonds	23,764	296	(279)	23,781
Mortgage-backed securities:				
GNMA	2,739	3	(6)	2,736
FNMA	31,319	13	(410)	30,922
FHLMC	13,092	31	(120)	13,003
CMOs	14,970	16	(77)	14,909
	$ 156,258	473	(1,580)	155,151

The scheduled maturities of debt securities available for sale at December 31, 2005 and 2004 were as follows:

	Amortized Cost	Estimated Fair Value
2005		
Due within one year	$ 10,015	9,940
Due in one to five years	43,689	42,516
Due in five to ten years	54,002	52,685
Due after ten years	16,586	16,447
	124,292	121,588
Mortgage-backed securities	52,904	51,302
Total unrestricted securities available for sale	$177,196	172,890

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003
(Table Amounts in Thousands)

(2) Securities: (Continued)

	Amortized Cost	Estimated Fair Value
2004		
Due within one year	$ 35	35
Due in one to five years	22,711	22,667
Due in five to ten years	54,082	53,580
Due after ten years	17,310	17,299
	94,138	93,581
Mortgage-backed securities	62,120	61,570
Total unrestricted securities available for sale	$156,258	155,151

FHLB stock is an equity interest in the Federal Home Loan Bank. Intrieve stock is an equity interest in Intrieve, Incorporated, and the Bank's data processing service center. Intrieve, Inc. was purchased by Harland Financial Services in April 2005. As a result, the Company recognized a gain of approximately $345,000. FHLB stock does not have readily determinable fair values because ownership is restricted and a market is lacking. FHLB stock is classified as a restricted investment securities, carried at cost and evaluated for impairment.

The estimated fair value and unrealized loss amounts of temporarily impaired investments as of December 31, 2005 are as follows:

	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Held to maturity						
U.S. government and agency securities:						
Agency debt securities	$ 9,635	(192)	7,283	(183)	16,918	(375)
Available for sale						
U.S. government and agency securities:						
Agency debt securities	$50,605	(658)	43,968	(1,107)	94,573	(1,765)
Corporate bonds	887	(177)	3,698	(415)	4,585	(592)
Municipal bonds	3,807	(62)	10,836	(389)	14,643	(451)
Mortgage-backed securities:						
GNMA	362	(7)	1,544	(41)	1,906	(48)
FNMA	3,929	(66)	22,002	(867)	25,931	(933)
FHLMC	2,192	(38)	8,962	(330)	11,154	(368)
CMOs	1,971	(38)	10,339	(215)	12,310	(253)
Total Available for Sale	$63,753	(1,046)	101,349	(3,364)	165,102	(4,410)

(2) Securities: (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005, the Company has 162 securities with unrealized losses. With the exception of the Company's corporate bond portfolio, Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity, or for the foreseeable future and therefore no declines are deemed to be other than temporary.

At December 31, 2005, the Company's corporate bond portfolio is no longer investment quality. The Company's corporate bond portfolio consist of $2 million of General Motors Acceptance Corporation (GMAC) bonds maturing in August 2007, and $3 million of Ford Motor Acceptance Corporation bonds (FMAC) with $1 million maturities in January 2007, October 2008 and October 2009. These bonds have a combined unrealized loss of approximately $592,000. The unrealized loss associated with these bonds is largely the result of a decline in the credit ratings of the parent companies of both GMAC (GM) and FMAC (Ford). The Company reviews the statements of condition, operations, and cash flows of both GMAC, FMAC, and their parent companies on a consolidated basis each quarter to ascertain that the companies have an adequate level of liquidity to meet both current and near-term obligations. At this time, management believes that both entities have adequate levels of liquidity to meet its obligations through the period that meets or exceeds the maturity of the Company's bonds held in its portfolio. The sale of either subsidiary by the parent companies would enhance the credit rating of GMAC or FMAC and the subsequent rating of the Company's bond holdings. At this time, the Company has not taken an impairment charge on its corporate bond portfolio. Management will continue to monitor quarterly financial statements and Securities Exchange Commission (SEC) filings in an effort to monitor the ability of GMAC, FMAC and their parent companies to meet their near-term liquidity needs.

During 2005, the Company sold investment securities classified as available-for-sale for proceeds of $10.6 million resulting in gross gains of $73,000 and gross losses of $38,000. Also during 2005, the Company sold restricted investment securities for proceeds of $360,000 resulting in gross gains of $345,000. The Company sold investment securities classified as available-for-sale for proceeds of $39.5 million resulting in gross gains of $366,000 and gross losses of $60,000 during 2004. The Company sold investments securities classified as available-for-sale for proceeds of $61.2 million resulting in gross gains of $735,000 and gross losses of $101,000 during 2003.

(Table Amounts in Thousands)

(2) Securities: (Continued)

The carrying amount of securities held to maturity and their estimated fair values follow:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
U.S. government and agency securities:				
Agency debt securities	$17,292	---	(375)	16,917
Mortgage-backed securities:				
GNMA	815	8	---	823
FNMA	76	---	---	76
	891	8	---	899
	$18,183	8	(375)	17,816

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
U.S. government and agency securities:				
Agency debt securities	$21,546	18	(89)	21,475
Mortgage-backed securities:				
GNMA	1,093	23	--	1,116
FNMA	129	1	--	130
	1,222	24	-	1,246
	$22,768	42	(89)	22,721

(Table Amounts in Thousands)

(2) Securities: (Continued)

The scheduled maturities of debt securities held to maturity at December 31, 2005 were as follows:

	Amortized Cost	Estimated Fair Value
Due within one year	$ ---	---
Due in one to five years	5,826	5,697
Due in five to ten years	8,000	7,853
Due after ten years	3,466	3,367
	17,292	16,917
Mortgage-backed securities	891	899
Total unrestricted securities held to maturity	$18,183	17,816

(3) Loans Receivable, Net:

The Company originates most fixed rate loans for immediate sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors. Generally, the sale of such loans is arranged at the time the loan application is received through commitments.

The components of loans receivable in the consolidated balance sheets as of December 31, 2005 and 2004 were as follows:

	2005	2004
Real estate loans:		
One-to-four family	$211,564	207,252
Multi-family	6,613	6,520
Construction	16,592	2,698
Non-residential	102,676	40,231
Total mortgage loans	337,445	256,701
Loans secured by deposits	3,282	3,121
Other consumer loans	23,642	33,287
Commercial loans	36,945	66,989
	401,314	360,098
Less:		
Less allowance for loan losses	4,004	3,273
	$397,310	356,825

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

Loans serviced for the benefit of others totaled approximately $47.3 million, $41.0 million and $40.6 million at December 31, 2005, 2004 and 2003, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow amounts, disbursing payments to investors and foreclosure processing.

Qualified one-to-four family first mortgage loans are pledged to the Federal Home Loan Bank of Cincinnati as discussed in note 7.

Impaired loans and related valuation allowance amounts at December 31, 2005 and 2004 were as follows:

	2005	2004
Recorded investment	$2,706	911
Valuation allowance	$ 570	252

The average recorded investment in impaired loans for the years ended December 31, 2005, 2004 and 2003 was $2,273,000, $1,078,000, and $789,000, respectively. Interest income recognized on impaired loans was not significant during the years ended December 31, 2005, 2004 and 2003.

An analysis of the change in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 follows:

	2005	2004	2003
Balance at beginning of year	$3,273	2,576	1,455
Loans charged off	(649)	(649)	(656)
Recoveries	130	146	27
Provision for loan losses	1,250	1,200	1,750
Balance at end of year	$4,004	3,273	2,576

Non-accrual loans totaled $996,000 and $653,000 at December 31, 2005 and 2004, respectively. Other assets owned totaled $228,000 and $111,000 at December 31, 2005 and 2004, respectively. Interest income foregone on such loans was not significant during 2005, 2004 and 2003. The Company is not committed to lend additional funds to borrowers whose loans have been placed on a non-accrual basis.

There were no loans three months or more past due and still accruing interest as of December 31, 2005 and $20,000 in loans three months or more past due still accruing interest as of December 31, 2004.

The Company originates loans to officers and directors at terms substantially identical to those available to other borrowers. Loans to officers and directors at December 31, 2005 and 2004 were approximately $10,179,000 and $5,731,000, respectively. At December 31, 2005, funds committed that were undisbursed to officers and directors approximated $983,000.

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

The following summarizes activity of loans to officers and directors for the year ended December 31, 2005 and 2004:

	2005	2004
Balance at beginning of period	$ 5,731	$4,868
New loans	5,931	2,391
Principal repayments	(1,483)	(1,528)
Balance at end of period	$10,179	$5,731

(4) Premises and Equipment:

Components of premises and equipment included in the consolidated balance sheets as of December 31, 2005 and 2004 consisted of the following:

	2005	2004
Land	$ 2,196	1,424
Land improvements	129	113
Buildings	4,604	4,574
Construction in process	5,388	419
Furniture and equipment	2,155	1,778
	14,472	8,308
Less accumulated depreciation	1,972	1,608
	$12,500	6,700

Depreciation expense was approximately $436,000, $346,000, and $319,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

For the year ended December 31, 2005, the Company capitalized interest expense of approximately $26,000 related to construction in process.

(5) Intangible Assets:

Goodwill is tested for impairment on an annual basis and as events or circumstances change that would more likely than not reduce fair value below its carrying amount. The Company completed its review and determined there was no impairment of goodwill as of December 31, 2005 and 2004.

(Table Amounts in Thousands)

(5) Intangible Assets: (Continued)

The changes in the carrying amounts of other intangible assets for the years ended December 31, 2005 and 2004 are as follows:

	Core Deposit Intangible	Insurance Contracts Intangible	Total
Balance, December 31, 2002	$ 2,389	122	2,511
Amortization	(360)	(18)	(378)
Balance, December 31, 2003	2,029	104	2,133
Amortization	(360)	(18)	(378)
Balance, December 31, 2004	1,669	86	1,755
Amortization	(360)	(18)	(378)
Balance, December 31, 2005	$ 1,309	68	1,377

The estimated amortization expense for intangible assets for the subsequent four years is as follows:

	Core Deposit Intangible	Insurance Contracts Intangible	Total
2006	$ 360	18	378
2007	360	18	378
2008	360	18	378
2009	229	14	243
	$ 1,309	68	1,377

(6) Deposits:

At December 31, 2005, the scheduled maturities of other time deposits were as follows:

2006	$ 137,257
2007	65,649
2008	26,237
2009	17,668
2010	4,573
	$ 251,384

(Table Amounts in Thousands)

(6) Deposits: (Continued)

The amount of other time deposits with a minimum denomination of $100,000 was approximately $76,643,000 and $79,230,000 at December 31, 2005 and 2004, respectively. At December 31, 2005, directors, members of senior management and affiliates had deposits in the bank of approximately $1,024,000.

Interest expense on deposits for the years ended December 31, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
Demand and NOW accounts	$ 1,865	1,289	655
Money market accounts	491	248	460
Savings	1,140	457	459
Other time deposits	8,413	7,759	9,322
	$11,909	9,753	10,896

The Bank maintains clearing arrangements for its demand, NOW and money market accounts with Compass Bank. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At December 31, 2005, average daily clearings were approximately $4.9 million.

As part of its normal course of business, the Bank holds significant balances of municipal and other deposits that require the Bank to pledge investment instruments as collateral. At December 31, 2005, the Bank pledged investments with a market value of approximately $133.7 million to various municipal entities as required by law.

(7) Advances from Federal Home Loan Bank:

FHLB advances are summarized as follows:

	December 31,			
	2005		2004	
Type of Advances	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate	$93,172	3.93%	$81,319	3.20%

Scheduled maturities of FHLB advances as of December 31, 2005 are as follows:

Years Ended December 31,	
2006	$ 29,329
2007-2010	32,000
2011-2015	31,843
	$ 93,172

(Table Amounts in Thousands)

(7) Advances from Federal Home Loan Bank: (Continued)

The Bank has an approved line of credit of $30.0 million at December 31, 2005 which is secured by a blanket agreement to maintain residential first mortgage loans with a principal value of 125% of the outstanding advances and has a variable interest rate. The Company can immediately increase its borrowings from the FHLB by approximately $23.9 million at December 31, 2005. The Bank could borrow an additional $169.4 million by purchasing additional stock in the FHLB. All borrowings with the FHLB are secured under a blanket agreement using the Bank's portfolio of 1-4 family home loans as collateral.

(8) Financial Instruments:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31	
	2005	2004
Commitments to extend credit	$24,208	21,300
Standby letters of credit	3,588	870
Unused commercial lines of credit	13,576	8,564
Unused home equity lines of credit	10,468	11,575

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

(Table Amounts in Thousands)

(8) Financial Instruments: (Continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $3,588,000 at December 31, 2005.

The estimated fair values of financial instruments were as follows at December 31, 2005:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$13,487	13,487
Interest-earning deposits in Federal Home Loan Bank	424	424
Federal funds sold	2,250	2,250
Securities available for sale	172,890	172,890
Federal Home Loan Bank stock	3,211	3,211
Securities held to maturity	18,183	17,816
Loans receivable	397,310	383,594
Accrued interest receivable	3,697	3,697
Bank owned life insurance	7,156	7,156
Financial liabilities:		
Deposits	482,728	480,184
Advances from borrowers for taxes and insurance	295	295
Advances from Federal Home Loan Bank	93,172	90,496
Subordinated debentures	10,310	10,310
Off-balance-sheet liabilities:		
Commitments to extend credit	-	-
Commercial letters of credit	-	-
Derivatives	297	297

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003
(Table Amounts in Thousands)

(8) Financial Instruments: (Continued)

The estimated fair values of financial instruments were as follows at December 31, 2004:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$17,357	17,357
Interest-earning deposits in Federal Home Loan Bank	42	42
Federal funds sold	850	850
Securities available for sale	155,151	155,151
Federal Home Loan Bank stock	3,015	3,015
Other investments	15	15
Securities held to maturity	22,768	22,721
Loans receivable	356,825	347,398
Accrued interest receivable	3,053	3,053
Bank owned life insurance	6,896	6,896
Financial liabilities:		
Deposits	436,195	435,815
Advances from borrowers for taxes and insurance	301	301
Advances from Federal Home Loan Bank	81,319	78,967
Subordinated debentures	10,310	10,310
Off-balance-sheet liabilities:		
Commitments to extend credit	-	-
Commercial letters of credit	-	-
Derivatives	68	68

(9) Subordinated Debentures:

On September 25, 2003, the Company formed HopFed Capital Trust I (the Trust). The Trust is a statutory trust formed under the laws of the state of Delaware. In September 2003, the Trust issued variable rate capital securities with an aggregate liquidation amount of $10,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued floating rate junior subordinated debentures aggregating $10,310,000 to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.10% adjusted quarterly (7.35% for the quarter ending December 31, 2005). These junior subordinated debentures mature in 2033, at which time the capital securities must be redeemed. The junior subordinated debentures and capital securities can be redeemed contemporaneously, in whole or in part, beginning October 8, 2008 at a redemption price of $1,000 per capital security.

(9) Subordinated Debentures: (Continued)

The Company has provided a full-irrevocable and unconditional guarantee on a subordinated basis of the obligations of the Trust under the capital securities in the event of the occurrence of an event of default, as defined in such guarantee. Debt issuance cost and underwriting fees of $190,000 were capitalized related to the offering and are being amortized to the first call date of the junior subordinated debentures.

(10) Concentrations of Credit Risk:

Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky. One-to-four family residences collateralize the majority of the loans. The Bank requires collateral for all loans.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

Cash and cash equivalents with financial institutions exceeded the insurance coverage as of December 31, 2005 and 2004. The excess balance of such items as of December 31, 2005 and 2004 was $7.2 million and $13.6 million, respectively.

(11) Employee Benefit Plans:

Pension Plan

The Bank had maintained a defined benefit pension plan covering substantially all of its employees who satisfy certain age and service requirements. The benefits were based on years of service and the employee's average earnings, which were computed using the five consecutive years prior to retirement that yield the highest average. The Bank's funding policy was to contribute annually, actuarially determined amounts to finance the plan benefits.

During September 2001, the Bank Board of Directors authorized management to terminate the plan effective December 31, 2001. A settlement loss of $990,000 was incurred during 2003.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003

(Table Amounts in Thousands)

(11) Employee Benefit Plans: (Continued)
Pension Plan (Continued)

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2003:

	2003
Change in benefit obligation:	
Benefit obligation at beginning of year	$ 2,643
Service cost	---
Interest costs	52
Actuarial loss	---
Benefits paid	(3,685)
Settlements	990
Benefit obligation at end of year	$ ---
Change in plan assets	
Fair value of plan assets at beginning of year	$ 1,415
Actual return on plan assets	52
Employers contributions	2,218
Benefits paid	(3,685)
Fair value of plan assets at end of year	---
Funded status	
Unrecognized net asset	---
Accrued pension cost	$ ---

The components of net periodic pension cost for the years ended December 31, 2003 were as follows:

	2003
Service cost	$ -
Interest cost on projected benefit obligation	52
Expected return on plan assets	-
Amortization of transitional asset	-
Amortization of prior service cost	-
Amortization of net loss	-
Net periodic pension cost	$ 52

(11) Employee Benefit Plans: (Continued)
Stock Option Plan

On February 24, 1999, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 1999 Stock Option Plan (Option Plan), which was subsequently approved at the 1999 Annual Meeting of Stockholders. Under the Option Plan, the Option Committee has discretionary authority to grant stock options and stock appreciation rights to such employees, directors and advisory directors, as the committee shall designate. The Option Plan reserved 403,360 shares of common stock for issuance upon the exercise of options or stock appreciation rights.

The Company will receive the exercise price for shares of common stock issued to Option Plan participants upon the exercise of their option, and will receive no monetary consideration upon the exercise of stock appreciation rights. The Board of Directors granted options to purchase 403,360 shares of common stock under the Option Plan at an exercise price of $20.75 per share, which was the fair market value on the date of the grant. As a result of the special dividend of $4.00 per share paid in December, 1999, and in accordance with plan provisions, the number of options and the exercise price has been adjusted to 480,475 and $17.42 respectively.

On May 31, 2000, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the option committee has discretionary authority to grant stock options to such employees as the committee shall designate. The 2000 Option Plan reserves 40,000 shares of common stock for issuance upon the exercise of options. The Company will receive the exercise price for shares of common stock issued to 2000 Option Plan participants upon the exercise of their option. The Board of Directors has granted options to purchase 40,000 shares of common stock under the 2000 Option Plan at an exercise price of $10.00 per share, which was the fair market value on the date of the grant.

The following summary represents the activity under the stock option plans:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2002	402,309	$16.05
Granted	-	
Exercised	-	
Forfeited	(148,557)	17.42
Options outstanding, December 31, 2003	253,752	15.05
Granted	20,000	17.34
Exercised	---	
Forfeited	---	

(11) Employee Benefit Plans: (Continued)
Stock Option Plan (Continued)

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2004	273,752	15.22
Granted	---	
Exercised	---	
Forfeited	---	
Options outstanding, December 31, 2005	273,752	$15.22

The following is a summary of stock options outstanding at December 31, 2005:

Exercise Price	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Options Exercisable
$ 17.42	2.2	153,752	153,752
12.33	4.8	60,000	57,500
17.34	8.4	20,000	5,000
10.00	4.4	40,000	40,000
15.22	3.7	273,752	256,252

The weighted average fair value of options granted during December 31, 2004 was $4.36 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 15%, a risk free interest rate of 4.25%, expected dividend yield of 2.77% and an expected life of nine and one half years for options granted during the year ended December 31, 2004.

Stock options vest and become exercisable annually over a four-year period from the date of the grant.

(11) Employee Benefits Plan: (Continued)
Hopfed Bancorp, Inc. 2004 Long Term Incentive Plan

On February 18, 2004, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan (the "Plan"), which was subsequently approved at the 2004 Annual Meeting of Stockholders. Under the Plan, the Compensation Committee has discretionary authority to grant up to 200,000 shares in the form of restricted stock grants, options, and stock appreciation rights to such employees, directors and advisory directors as the committee shall designate. The grants vest in equal installments over a four-year period. Grants may vest immediately upon specific events, including a change of control of the Company, death or disability of award recipient, and termination of employment of the recipient by the Company without cause.

Awards are recognized as an expense to the Company in accordance with the vesting schedule. Awards in which the vesting is accelerated must be recognized as an expense immediately. Awards are valued at the closing stock price on the day the award is granted. In 2005, the Compensation Committee granted a total of 9,795 shares with a market value of $156,000. In 2004, the Compensation Committee granted a total of 8,887 shares with market value of $149,000, respectively. The Company recognized $57,000 and $18,000 in compensation expense in 2005 and 2004, respectively.

401(K) Plan

During 2002, the Bank initiated a 401(k) retirement program. The plan is available to all employees who meet minimum eligibility requirements. Participants may generally contribute up to 15% of earnings, and in addition, management will match employee contributions up to 4%. Expense related to Company contributions amounted to $270,000, $229,000 and $208,000 in 2005, 2004 and 2003, respectively.

Deferred Compensation Plan

During the third quarter of 2002, the Company purchased assets and assumed the liabilities relating to a nonqualified deferred compensation plan for certain employees of the Fulton division. The Company owns single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the benefits accrued for each participant will be distributed to the participant in equal installments for 15 years. The expense recognized by the Company for 2005, 2004, and 2003 amounted to $27,000, $19,000, and $19,000, respectively.

The Deferred Compensation Plan also provides the participant with life insurance coverage, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant.

(Table Amounts in Thousands, Except Percentages)

(12) Income Taxes:

The provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
Current			
Federal	$1,990	$ 1,665	1,536
State	4	-	-
	1,994	1,665	1,536
Deferred	(250)	18	38
	$ 1,744	$1,683	1,574

Total income tax expense for the years ended December 31, 2005, 2004 and 2003 differed from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes as follows:

	2005	2004	2003
Expected federal income tax expense at statutory tax rate	$ 1,997	$ 1,929	1,723
Effect of nontaxable interest income	(254)	(324)	(213)
Effect of nontaxable bank owned life insurance income	(88)	(91)	(17)
Non deductible expenses	89	169	81
Total federal income tax expense	$ 1,744	1,683	1,574
Effective rate	29.7%	29.7%	31.2%

The components of deferred taxes as of December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Deferred tax liabilities:		
FHLB stock dividends	$ (662)	(610)
Depreciation and amortization	(208)	(190)
	(870)	(800)
Deferred tax assets:		
Bad debt reserves	1,332	1,078
Accrued expenses	140	47
Unrealized depreciation on securities available for sale	1,353	377
	2,825	1,502
Net deferred tax asset	$ 1,955	702

(12) Income Taxes: (Continued)

The Small Business Protection Act of 1996, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. For the year ended December 31, 2003, the Bank recaptured approximately $146,000 of tax bad debt reserves into taxable income. Thrifts such as the Bank may now only use the same tax bad debt reserve method that is allowed for commercial banks. A thrift with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method).

The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under the 1996 law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at December 31, 2005 and 2004 includes approximately $4,027,000 which represents such bad debt deductions for which no deferred income taxes have been provided.

(13) Commitments and Contingencies:

In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Bank had open loan commitments at December 31, 2005 and 2004 of approximately $24,208,000 and $21,300,000, respectively. Of these amounts, approximately $531,000 and $2,073,000 as of December 31, 2005 and 2004, respectively, were for fixed rate loans. The interest rates for the fixed rate loan commitments ranged from 6.00% to 6.375% and 4.75% to 6.50% for December 31, 2005 and 2004, respectively. At December 31, 2005, the Bank has committed to sell fixed rate loans totaling $365,000. In the event that the Bank is unable to fulfill its commitment to sell these loans, the Bank's liability to its investor was not material to the consolidated financial statements of the Company. Unused lines of credit were approximately $24,044,000 and $20,139,000 as of December 31, 2005 and 2004, respectively.

The Company and the Bank have agreed to enter into employment agreements with certain officers, which provide certain benefits in the event of their termination following a change in control of the Company or the Bank. The employment agreements provide for an initial term of three years. On each anniversary of the commencement date of the employment agreements, the term of each agreement may be extended for an additional year at the discretion of the Board. In the event of a change in control of the Company or the Bank, as defined in the agreement, the officers shall be paid an amount equal to two times the officer's base salary as defined in the employment agreement.

(13) Commitments and Contingencies: (Continued)

The Company and the Bank have entered into commitments to rent facilities and lease operating equipment that are non-cancelable. At December 31, 2005, future minimal lease and rental commitments were as follows:

Years Ending December 31	
2006	$ 35,200
2007	$ 19,800
2008	$ 19,800
2009	$ 19,800
2010	$ 19,800
	$114,400

The Company incurred rental expenses of approximately $7,000, $16,000 and $28,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company and the Bank have entered into non-cancelable purchase obligations and fixed asset purchases. In October 2004, the Company entered into an agreement to construct a 26,000 square foot retail bank and operations center in Hopkinsville. The anticipated cost to complete the project is $1.4 million with an anticipated completion date at the end of the second quarter of 2006.

In December 2005, the Company entered into an agreement to construct two retail bank offices in Clarksville, Tennessee. Each office has an estimated 4,000 square feet. The combined estimated cost of both offices is $3.2 million. In addition, the Company must purchase one additional unimproved lot on which to build a retail office. The estimated cost of the additional lot is $600,000. The Company anticipates that the entire cost of the project will be incurred in 2006.

In December 2005, the Company entered into an agreement to construct a retail bank office in Calvert City, Kentucky The office will have approximately 4,000 square feet and an estimated remaining cost to complete of $600,000. The Company estimates that the entire cost of the project will be incurred in 2006.

In the normal course of business, the Bank and Company have entered into operating contracts necessary to conduct the Company's daily business. The most significant operating contract is for the Bank's data processing services. The monthly cost associated with this contract is variable based on the number of accounts and usage but averages approximately $110,000 per month. In December 2005, the Company renewed this contract for five years. The contract expires in 2011. In addition, the Bank is a defendant in legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Bank will be materially affected by the final outcome of these legal proceedings.

(14) Regulatory Matters:

The Company is a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the Office of Thrift Supervision (OTS).

The Bank is also subject to various regulatory requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 to risk weighted assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003
(Table Amounts in Thousand, Except Percentages)

(14) Regulatory Matters (Continued):

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2005 and 2004 are presented below (dollars in thousands):

	Company Actual		Bank Actual		Required for Capital Adequacy Purposes		Required to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005								
Tangible capital to adjusted total assets	$57,739	9.1%	$54,892	8.7%	$ 9,515	1.50%	N/A	N/A
Core capital to adjusted total assets	$57,739	9.1%	$54,892	8.7%	$25,374	4.00%	$31,718	5.00%
Total capital to risk weighted assets	$61,743	15.7%	$58,896	15.0%	$31,340	8.00%	$39,176	10.00%
Tier I capital to risk weighted assets	$57,739	14.7%	$54,892	14.0%	N/A	N/A	$23,505	6.00%
As of December 31, 2004								
Tangible capital to adjusted total assets	$54,924	9.6%	$52,899	9.2%	$ 8,605	1.50%	N/A	N/A
Core capital to adjusted total assets	$54,924	9.6%	$52,899	9.2%	$22,946	4.00%	$28,683	5.00%
Total capital to risk weighted assets	$58,198	17.3%	$56,172	16.7%	$26,898	8.00%	$33,622	10.00%
Tier I capital to risk weighted assets	$54,924	16.3%	$52,899	15.7%	N/A	N/A	$20,173	6.00%

(15) Stockholders' Equity:

The Company's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Bank's primary regulator, the OTS, has regulations that impose certain restrictions on payment of dividends to the Company. Current regulations of the OTS allow the Bank (based upon its current capital level and supervisory status assigned by the OTS) to pay a dividend of up to 100% of net income to date during the calendar year plus the retained income for the preceding two years.

The Bank must provide the OTS with 30 days prior notice to the payment of the dividend. Any capital distribution in excess of this amount would require supervisory approval. Capital distributions are further restricted should the Bank's capital level fall below the fully phased-in capital requirements of the OTS. In no case will the Bank be allowed to make capital distributions reducing equity below the required balance of the liquidation account. For the year ended December 31, 2005 and December 31, 2004, the Bank paid a $3,000,000 and $2,000,000 dividend to the Corporation, respectively. The Bank paid no dividends to the Corporation during the year ended December 31, 2003. For the year ended December 31, 2005, the Bank could have paid the Corporation an additional dividend of approximately $4.1 million without OTS supervisory approval.

OTS regulations also place restrictions after the conversion on the Company with respect to repurchases of its common stock. With prior notice to the OTS, the Company is allowed to repurchase its outstanding shares. The Company has requested and received regulatory approval to acquire a total of 500,000 shares of its outstanding common stock. As of December 31, 2005, 408,909 shares had been repurchased at an average price of $11.78 per share.

(16) Earnings Per Share:

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year.

The following is a reconciliation of weighted average common shares for the basic and dilutive earnings per share computations:

	Years Ended December 31,		
	2005	2004	2003
Basic earnings per share:			
Weighted average common shares	3,644,178	3,634,904	3,630,396
Diluted earnings per share:			
Weighted average common shares	3,644,178	3,634,904	3,630,396
Diluted effect of stock options	25,740	28,847	23,578
Weighted average common and incremental shares	3,669,918	3,663,751	3,653,974

(Table Amounts in Thousands)

(17) Condensed Parent Company Only Financial Statements:

The following condensed balance sheets as of December 31, 2005 and 2004 and condensed statements of income and cash flows for the years ended December 31, 2005, 2004 and 2003 of the parent company only should be read in conjunction with the consolidated financial statements and the notes thereto.

Consolidated Balance Sheets:

	2005	2004
Assets:		
Cash and due from banks	$ 86	47
Receivable from subsidiary	5	1,004
Federal funds sold	2,250	850
Investment in subsidiary	36,231	36,651
Prepaid expenses and other assets	1,302	807
Total assets	$ 39,874	39,359
Liabilities and equity		
Liabilities:		
Dividends payable	$ 438	437
Interest payable	170	126
Subordinated debentures	10,310	10,310
Total liabilities	10,918	10,873
Equity:		
Common stock	40	40
Additional paid-in capital	21,747	21,591
Retained earnings	14,911	12,530
Treasury stock	(4,857)	(4,857)
Unearned restricted stock	(230)	(131)
Accumulated other comprehensive loss	(2,655)	(687)
Total equity	28,956	28,486
Total liabilities and equity	$ 39,874	39,359

(Table Amounts in Thousands)

(17) Condensed Parent Company Only Financial Statements: (Continued)

Condensed Income Statements:

	2005	2004	2003
Interest and dividend income			
Dividend income	$ 3,000	2,000	-
Time deposits	39	13	22
Total interest and dividend income	3,039	2,013	22
Interest expense	700	465	119
Non-interest expenses	240	242	117
Total expenses	940	707	236
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	2,099	1,306	(214)
Income tax benefit	(340)	(233)	(73)
Income (loss) before equity in undistributed earnings of subsidiary	2,439	1,539	(141)
Equity in undistributed earnings of subsidiary	1,691	2,452	3,636
Net income	$ 4,130	3,991	3,495

(Table Amounts in Thousands)

(17) Condensed Parent Company Only Financial Statements: (Continued)

Condensed Statement of Cash Flows:

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 4,130	3,991	3,495
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,691)	(2,452)	(3,636)
Amortization of restricted stock	57	---	---
Increase (decrease) in:			
Current income taxes payable	(350)	(166)	(69)
Accrued expenses	44	6	118
Net cash (used in) provided by operating activities	2,190	1,379	(92)
Cash flows for investing activities:			
Prepaid and other assets	---	(78)	(499)
Investment in subsidiary	---	---	(8,000)
Investment in Trust	---	---	(310)
(Advance for) payment on receivable from subsidiary	999	(866)	---
Net (increase) decrease in federal funds sold	(1,400)	1,335	255
Net cash provided by (used in) investing activities	(401)	391	(8,554)
Cash flows from financing activities:			
Subordinated debenture issue	---	---	10,310
Dividends paid	(1,750)	(1,744)	(1,668)
Net cash provided by (used in) financing activities	(1,750)	(1,744)	8,642
Net increase (decrease) in cash	39	26	(4)
Cash and due from banks at beginning of year	47	21	25
Cash and due from banks at end of year	$ 86	47	21

(18) Investments in Affiliated Companies: (Unaudited)

Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of HopFed Capital Trust I ("Trust"), a wholly owned statutory business trust. The

Trust was formed on September 25, 2003. Summary financial information for the Trust follows (dollars in thousands):

Summary Balance Sheet

	At Dec. 31, 2005	At Dec. 31, 2004
Asset – Investment in subordinated debentures issued by HopFed Bancorp, Inc.	$ 10,310	$ 10,310
Liabilities	$ —	$ —
Stockholder's equity – Trust preferred securities	10,000	10,000
Common stock (100% owned by HopFed Bancorp, Inc.)	310	310
Total stockholder's equity	10,310	10,310
Total liabilities and stockholder's equity	$ 10,310	$ 10,310

Summary Income Statement

	Years Ended Dec. 31,	
	2005	2004
Income – Interest income from subordinated debentures issued by HopFed Bancorp, Inc.	$ 674	$ 478
Net Income	$ 674	$ 478

Summary Statement of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, December 31, 2004	$ 10,000	$ 310	$ —	$ 10,310
Retained earnings:				
Net income	—	—	674	674
Dividends:				
Trust preferred securities	—	—	(654)	(654)
Common dividends paid to HopFed Bancorp, Inc.	—	—	(20)	(20)
Total retained earnings	—	—	—	—
Ending balances, December 31, 2005	$ 10,000	$ 310	$ —	$ 10,310

(Table Amounts in Thousands, Except Per Share and Share Amounts)

(19) Quarterly Results of Operations: (Unaudited)

Summarized unaudited quarterly operating results for the years ended December 31, 2005 and 2004 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2005:				
Interest and dividend income	$ 6,825	6,936	7,616	8,289
Interest expense	3,418	3,564	4,017	4,475
Net interest income	3,407	3,372	3,599	3,814
Provision for loan losses	300	300	300	350
Net interest income after provision for loan losses	3,107	3,072	3,299	3,464
Noninterest income	968	1,311	965	1,288
Noninterest expense	2,664	2,856	2,799	3,281
Income before income taxes	1,411	1,527	1,465	1,471
Income taxes	418	462	444	420
Net income	$ 993	1,065	1,021	1,051
Basic earnings per share	$ 0.27	0.29	0.28	0.29
Diluted earnings per share	$ 0.27	0.29	0.28	0.29
Weighted average shares outstanding:				
Basic	3,639,283	3,640,706	3,647,917	3,648,670
Diluted	3,667,361	3,666,305	3,672,394	3,673,441

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2005, 2004 and 2003
(Table Amounts in Thousands, Except Per Share and Share Amounts)

(19) Quarterly Results of Operations: (Unaudited) (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2004:				
Interest and dividend income	$ 6,294	6,592	6,769	6,726
Interest expense	2,965	3,054	3,162	3,356
Net interest income	3,329	3,538	3,607	3,370
Provision for loan losses	300	300	300	300
Net interest income after provision for loan losses	3,029	3,238	3,307	3,070
Noninterest income	792	705	846	695
Noninterest expense	2,396	2,395	2,577	2,640
Income before income taxes	1,425	1,548	1,576	1,125
Income taxes	478	507	511	187
Net income	$ 947	1,041	1,065	938
Basic earnings per share	$ 0.26	0.29	0.29	0.26
Diluted earnings per share	$ 0.26	0.28	0.29	0.26
Weighted average shares outstanding:				
Basic	3,630,396	3,631,515	3,638,152	3,639,283
Diluted	3,661,397	3,659,691	3,665,525	3,667,646

(20) Comprehensive Income:

SFAS 130, *Reporting Comprehensive Income*, established standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive net income which is defined as non-owner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2005, 2004 and 2003:

(Table Amounts in Thousands)

(20) Comprehensive Income: (Continued)

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2005:			
Unrealized holding losses for the period	$ (2,947)	1,002	(1,945)
Reclassification adjustments for gains included in net income	(35)	12	(23)
	$ (2,982)	1,014	(1,968)

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2004:			
Unrealized holding gains for the period	$ 108	(37)	71
Reclassification adjustments for gains included in net income	(306)	104	(202)
	$ (198)	67	(131)

	Pre-Tax Amount	(Expense) Benefit	Net of Tax Amount
December 31, 2003:			
Unrealized holding losses for the period	$ (1,534)	521	(1,013)
Reclassification adjustments for gains included in net income	(634)	216	(418)
	$ (2,168)	737	(1,431)



HOPFED BANCORP, INC.

P.O. Box 537

2700 Fort Campbell Boulevard

Hopkinsville, Kentucky 42240

Phone: 270-885-1171

Fax: 270-889-0313

www.bankwithheritage.com